12/11


02060748

## 82- SUBMISSIONS FA(



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Randstad Holding NV

*CURRENT ADDRESS Diemermere 25
1112 TC Diemen
The Netherlands

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04956 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/18/02

Appendix B



randstad holding



# Annual Report 2000



Not enough hours in a day. The working day is tightly scheduled. And your social calendar and essential leisure hours are fully booked. A straight-jacket of time presses hard. The less time we have, the more we need it.

# New work is al
# you spend tim



l about how

e



Technology accelerates life. It erases the boundaries between leisure and work. You work at home, you're into flexwork, part-time work. But you're still available around the clock. That's how you make time for yourself. Or not.

# Sign of t



**Managing your own time.** Choosing independence. Alone, with a co-worker, or with a group of specialists in a virtual network. Work when work demands it, time off when it's convenient. If it's ever convenient.

Lifestyle

'I started up my own business as a trend analyst on fashion, interior and industrial design. It wasn't a conscious choice. Companies are only interested in strategic trend forecasts on a project or consultancy basis. When you're your own boss, it's often hard to separate work time and leisure time. That's why I have my workspace at home. I try to focus as much as possible on the main themes. My network of specialized freelancers takes care of the rest. I'd never have time

e times

to do it all myself. That's how I stay up to speed on developments in my field, how I gain new insights, deliver quality service to my clients and have some kind of social life as well. I can't waste a single minute: wash 'n go shampoo first thing in the morning, dry my hair with a portable dryer in the train restroom, and when I take the car, use a massage mat to relax when I'm stuck in a traffic jam. The rhythm of time stimulates me. Because we're all so prosperous these days, our status is defined more by how we control time than by material possessions. Never having time, but having the power to take time is what it's all about. A lot of people are taking sabbatical years so that they can rediscover themselves. This kind of mentality says more about the current generation than any other lifestyle. I realize I can't keep this up forever. In the end, I'll have to slow down. Think about children, family life, part-time work. But you never have enough time then either.'

Miebeth-Martine Pruijmboom,
Dutch trend analyst



## All-round

'Getting inside diverse corporate cultures in a short period of time. Gaining experience. Working for government is very different than working in business. I'm learning a lot now that I work via Randstad. Last year, I started at the bottom. But by taking classes at the Secretarial Academy I've been climbing the ladder, step by step. The combination of training and work suits me fine because the practical side rounds out the theory, and vice versa. My ultimate goal is to work as an executive assistant for 32 hours a week. A full-time job just doesn't leave me enough free time.'

Brenda Dekker works as an administrative assistant via Randstad in the Netherlands

# Spending time



Raising kids, relaxing, learning new skills, and work, work and more work. Randstad is working too. Working on matching the needs of the employment market and personal desires - through Job*Life*. It's about creating your own working package. It's all about now.

'In Spain, Danzas is big in food. We handle no less than 85% of chocolate distribution in this country. It's a seasonal business - around Christmas, volumes can increase by 33%. And every last week of the month sees a rise of 20% compared to the rest of the month. We've outsourced our human




24-7

resources needs in those peak periods to Capac Inhouse Services. It's the only way we can keep our commitment to customers that 95% of deliveries will arrive on time. That's getting harder, because the 24-hour delivery service that used to be the exception is now the rule. By using, say, the Internet and electronic communications such as EDI, we can respond rapidly when customers need inventory. We can get deliveries to them before they actually run out. We supply the whole of Spain Just in Time, 24 hours a day.'

Oscar Esteban,
Danzas manager in Spain





Time dominates work in the 21st century. The new economy is awake 24 hours a day because the technology that makes it global has no biorhythm. Employees know all about 24/7. Companies have to make sure they have enough motivated personnel to run the business, day and night.



## Yacht, the sum of shared knowledge

New working is facilitating a combination of professional needs and personal desires. That is what Yacht is all about. It is a company that matches professionals and companies. Not forever. Because the basic concept is that professionals expand their expertise by using their knowledge temporarily in different corporate environments. Knowledge which is nurtured and grown and is continually enhanced and disseminated through the Yacht Academy.

This allows everyone to take advantage of individually acquired know-how and experience. And that includes the customers who find knowledge for their projects in the professionals at Yacht - in the Netherlands, Belgium, the UK and Germany.



**Knowledge is temporary.** This is because specialized know-how changes and evolves with increasing rapidity. And because companies need ever-changing know-how, Yacht matches that need to the expertise of professionals in its specialty sections Finance, IT, Technology and Management. For the duration of the project, on an international basis. Because people worldwide wish to build their career while at the same time exercising control over their own time. For the time being.



Safe Harbor statement

This document comprises forecasts on Randstad Holding nv's future financial condition and the results from operations and certain related plans and goals. By their nature, such forecasts generate risk and uncertainty because they concern events in the future and depend on circumstances which then apply. Any number of factors can cause actual results and developments to deviate from those expressed in the forecasts stated here. Such factors can be, for example, scarcity on the employment market and the resulting demand for (temporary) personnel, changes in labor legislation, personnel costs, future exchange rates and interest, changes in tax rates, future corporate mergers, acquisitions and divestments and the speed of technical change.

This annual report is written in Dutch and also appears in an English translation. Summary versions are published in French and German. Please note that in case of lack of clarity, the Dutch text is decisive.

# contents

## Corporate Mission

Randstad's goal is to rank among world leaders in matching demand for and supply of employment.

## Core Business

Randstad's core business is well-timed matching of individual people's demand for challenging and well-paid work and the demand of companies and organizations for suitable personnel of the right caliber. This is pursued in the following ways:

by meeting local and regional employment requirements through tailored solutions according to the norms and values of all countries where the Group is active;

by deploying extensive knowledge of the employment market in combination with an unparalleled ability to attract, coach and retain talented people; and

by committing to serve as a reliable partner for all stakeholders.

Randstad Holding nv is an international provider of professional services, active in Europe and North America. Employment market expertise is the key element in all services offered by the Group, facilitating the supply of labor to organizations so they can become more effective and focused. This key expertise also underpins the Group's profile as an attractive and reliable employer able to attract and retain employees. These components can be translated into two core concepts: adaptability and employability.

The Randstad Group is organized along three business lines: professionals staffing (Yacht and newmonday.com), mass-customized staffing (Randstad, Tempo-Team and the Otter-Westelaken Group), and large-scale staffing (Capac Inhouse Services and Hedson). In addition, the Group is active in security services (Randon).

The Randstad Group is one of the largest temporary and contract staffing organizations in the world. It is market leader in the Netherlands, Belgium, Germany and in the south-east of the United States. In addition to these markets, Randstad is also active in Canada, Denmark, France, Italy, Luxembourg, Portugal, Spain, the United Kingdom and Switzerland.

Randstad was founded in 1960 and growth in both revenues and profits has been considerable ever since. In 2000, the Randstad Group generated revenues of € 6.2 billion and a net income of € 207.2 million. During the reporting year, an average 260,000 people were employed by Randstad every day. At year-end, Randstad had a total of 2,042 branches and 426 inhouse operations on customer sites in Europe and North America, 220 of which are Capac Inhouse Services locations. Distribution is multichannel, using branch networks, in-house sites, call centers and Internet.

Randstad's goal is to ensure long-term corporate continuity. In pursuing this goal, the creation of value for all stakeholders is crucial. This implies continual growth in revenues and profits. Strategy is based primarily on organic growth. In addition, acquisitions are used to accelerate growth and achieve targeted market positions.

In geographic terms, the Randstad Group's growth strategy is focused on Europe and North America. These regions represent more than 80% of the world market for temporary and contract staffing. Within these regions, the Group concentrates on rapidly growing economic areas.

Selection, education, training and personal development of employees are top priorities. This focus stems from a conviction that in a service-oriented organization the commitment, enthusiasm and expertise of employees is crucial for success.

Randstad is an integral part of the business and social environment, using its employment market expertise to respond actively to social developments.
This commitment is expressed through participation in work experience projects and the development of activities which make a positive contribution to the employment market and the regeneration of inner cities.

Randstad Holding nv is listed on the Amsterdam stock exchange (part of Euronext) and is included in Amsterdam's mid-cap index (AMX). Options on Randstad stock are also traded in Amsterdam.

More information on Randstad Holding is available on *www.randstadholding.com.*

1960 Uitzendbureau Amstelveen founded; first year's net income is NLG 9.53 1964 The company takes a new name: Randstad Uitzendbureau 1965 First move towards internationalization: Interlabor Interim is launched in Belgium 1967 The U.K. becomes the next international market 1968 Staffing activities launched in Germany 1970 Randstad starts the 1970s with 32 branches in four countries; revenues exceed NLG 47 million 1971 Net income passes the NLG 1 million milestone 1973 Randstad enters the French market; revenues top NLG 100 million 1974 Cleaning activities start in Germany 1975 The acquisition of Belglas provides access to the Belgian cleaning market 1976 Cleaning activities launched in the Netherlands following Korrekt takeover 1978 Company name changes to Randstad Holding nv 1979 Opening of 100th branch; net income exceeds NLG 10 million 1980 Randstad founds Randon in the Netherlands to launch entry into the security sector. Group revenues exceed NLG 500 million 1981 Staffing activities in the U.K. end 1983 Uitzendbureau Tempo-Team and cleaning company Lavold acquired 1985 Silver jubilee celebrations; 257 branches in four countries with 1,600 corporate and 35,000 staffing employees working via Randstad daily. Revenues top NLG 1 billion 1988 Start of automation services; Randstad Options Fund Foundation (Stichting Randstad Optiefonds) for corporate employees is established 1989 Randstad reenters the U.K. staffing market. Revenues exceed NLG 2 billion 1990 Randstad's shares listed on the Amsterdam Stock Exchange. Net income over NLG 90 million. New headquarters open in Diemen (Amsterdam) 1991 500th branch opens 1992 Largest acquisition to date: the Flex Group; expansion of automation services through HCS Group acquisition. Revenues pass NLG 3 billion 1993 Entry into the United States staffing market with the acquisitions of staffing organizations Temp Force and Jane Jones; start of staffing activities in Spain 1994 Acquisitions of Inter Techniek and Polydesign 1995 Staffing organization Optiman in Switzerland acquired; start of staffing activities in Luxembourg 1996 Randstad Staffing Services deploys 16,000 staffing employees at the Olympic Games in Atlanta (United States) 1997 1,000th branch opens; acquisitions of staffing organization SejersenGruppen in Denmark andLTI Bourgogne in France; start of staffing activities in Canada 1998 Founder and President and Chief Executive Officer Frits Goldschmeding is succeeded by Hans Zwarts; acquisitions of Strategix Solutions in the United States and Life & Work in Switzerland; first share offering since initial public offering in 1990 1999 Acquisitions of Tempo Grup in Spain and time power in Germany; staffing activities launched in Italy 2000 Fortieth anniversary Randstad. Acquisitions of Mobile in France, Temps & Co in the US and Umano in Spain. Hedson and newmonday.com are launched. Lavold is sold to ISS. Start of staffing activities in Portugal. Christening ceremony of the Clipper *Stad Amsterdam*.

# core data



| in millions of €, unless otherwise indicated | | 2000 | 1999 | Δ% |
|---|---|---|---|---|
| Revenues | | **6,168.1** | 5,565.4 | 10.8 |
| Gross profit | | **1,482.8** | 1,308.7 | 13.3 |
| EBITDA | 1 | **304.5** | 350.0 | (13.0) |
| Operating result (EBIT) | | **250.6** | 304.3 | (17.6) |
| Income from ordinary operations after tax | | **151.8** | 207.0 | (26.7) |
| Net income | | **207.2** | 207.0 | 0.1 |
| Cash flow from operating activities | | **(42.6)** | 255.0 | |
| Free cash flow (excluding acquisitions) | 2 | **(151.0)** | 196.9 | |
| Shareholders' equity | | **301.4** | 331.0 | (8.9) |
| Net debt | | **538.2** | 159.8 | 236.8 |
| Operational capital employed | 3 | **742.5** | 426.6 | 74.1 |
| Capital employed | | **981.9** | 766.3 | 28.1 |
| Operating return (in %) | 4 | **42.9** | 75.0 | |
| ROACE (in %) | 5 | **17.4** | 30.2 | |
| Interest cover | 6 | **14.9** | 33.0 | |
| Average number of staffing employees | | **244,500** | 241,000 | 1.5 |
| Number of corporate staff, year-end | | **15,570** | 12,900 | 20.7 |
| Number of branches, year-end | | **2,042** | 1,755 | 16.4 |
| Market capitalization | | **1,809.4** | 5,526.6 | (67.3) |
| Price/earnings ratio | | **13** | 28 | |
| Number of outstanding ordinary shares (in millions) | | **115.6** | 115.6 | – |
| **Ratios (in % of revenues)** | | | | |
| Gross margin | | **24.0** | 23.5 | |
| EBITDA | | **4.9** | 6.3 | |
| Operating result | | **4.1** | 5.5 | |
| Income from ordinary operations after tax | | **2.5** | 3.7 | |
| Net income | | **3.4** | 3.7 | |
| **Per ordinary share in €** | | | | |
| Income from ordinary operations after tax | | **1.24** | 1.72 | (27.9) |
| Net income | | **1.72** | 1.72 | – |
| Dividend | | **0.50** | 0.69 | (27.5) |
| Pay-out (in %) | | **40.3** | 40.1 | |
| Operating cash flow | | **(0.37)** | 2.21 | (116.7) |
| Closing price | | **15.65** | 47.80 | (67.3) |

1 EBITDA: income before financial income and expenses, taxes and depreciation of intangible fixed assets and tangible fixed assets. 2 Free cash flow excluding acquisitions: cash flow after investment activities, excluding acquisitions. 3 Operational working capital: tangible fixed assets + working capital - receivables regarding divestment - cash + dividend + short-term interest-bearing debt. 4 Operating return: operating result from average operational capital employed. 5 ROACE: net return on ordinary operations on average capital employed. 6 Interest cover: EBITDA on financial income and expenses.

## The Supervisory Board of Randstad Holding nv

| | Initial appointment | Current appointment to GMS in |
|---|---|---|
| J.F.M. Peters, chairman | 1993 | 2003 |
| F.J.D. Goldschmeding, vice-chairman | 1999 | 2003 |
| J.P. Guépin | 1989 | 2002 |
| J.C.M. Hovers | 1995 | 2001 |
| K. Vuursteen | 2000 | 2004 |
| R. Zwartendijk | 1999 | 2004 |

## Other information on the Supervisory Board

J.F.M. Peters, chairman (1931)
Economist, former chairman of the board of Aegon N.V., holds various memberships of supervisory boards. Dutch nationality.

F.J.D. Goldschmeding, vice-chairman (1933)
Economist, founder of Randstad and former President and CEO of Randstad Holding nv. Dutch nationality.

J.P. Guépin (1929)
Lawyer, former chairman of the board of Naarden International N.V., holds various memberships of supervisory boards. Dutch nationality.

J.C.M. Hovers (1943)
Econometrist, former chairman of the boards of Océ N.V. and Stork N.V., holds various memberships of supervisory boards. Dutch nationality.

K. Vuursteen (1941)
Chairman of the board of Heineken n.v., holds various memberships of supervisory boards. Dutch nationality.

R. Zwartendijk (1939)
Economist, former member of the board of Royal Ahold n.v. and former President and CEO of Ahold USA. Dutch nationality.

As required by Article 26 of the Articles of Association, we submit Randstad Holding's annual report for the year 2000. The financial statements have been audited and approved by PricewaterhouseCoopers N.V. The auditors' statement is on page 75.

We endorse the Executive Committee's proposal to declare from 2000 a net income of € 207.2 million and after deduction of the cumulative preferred dividend of € 8.6 million, a cash dividend of € 57.8 million or € 0.50 per ordinary share of € 0.09. The proposed dividend is based on income from ordinary operations after tax of € 151.8 million, with the pay-out maintained at 40%. We further endorse the Executive Committee's proposal to retain the remaining amount of € 140.8 million and add it to general reserves.

We propose you adopt the financial statements and appropriate the profits according to the Executive Committee's proposal.

In 2000, the Supervisory Board and the Executive Committee met seven times. Key issues at those meetings were strategy, the development of results and markets, acquisitions, information and communication technology, investments, funding, internal administrative systems, and management development.

We discussed the effectiveness of our body and the composition and performance of the Executive Committee in private; the remuneration of the CEO was also a topic. A one-time consultation took place with the external auditors. In 2001, the Board will meet with the Executive Committee at least six times according to a pre-determined schedule.

The Supervisory Board's tasks and working methods and interaction with the Executive Committee are laid down in a code comprising recommendations from the Corporate Governance Commission. Against a backdrop of ongoing corporate growth, we decided to appoint a remuneration and an audit committee. The Board's profiles are available for insight at the Group's premises; they are evaluated periodically.

During the General Meeting of Shareholders held on 11 May 2000, the chairman of the Supervisory Board, professor J.E. Andriessen, stepped down having reached the statutory retirement age. He was a member of the Supervisory Board for five years. We are very grateful to professor Andriessen for the collegial and constructive way he chaired our deliberations. He made a significant contribution to the Group's growth and internationalization. He was succeeded as chairman by J.F.M. Peters, while F.J.D. Goldschmeding was appointed vice-chairman. The vacancy created by professor Andriessen's retirement was filled by the appointment of K. Vuursteen.

At the next General Meeting of Shareholders, J.C.M. Hovers will step down according to rotation. He will be available for reappointment.

The year 2000 was a time when great demands were made on the management and personnel of Randstad. A word of thanks is therefore appropriate here to those who have pursued corporate goals, sometimes under challenging circumstances.

Diemen, 19 February 2001

The Supervisory Board
J.F.M. Peters, chairman
F.J.D. Goldschmeding, vice-chairman
J.P. Guépin
J.C.M. Hovers
K. Vuursteen
R. Zwartendijk

The Randstad Holding nv share is listed on Euronext Amsterdam where Randstad stock options are also traded. Shares are further traded on London's SEAQ International.

Performance of the Randstad share in the reporting year was disappointing. At the end of December, the price reached its lowest point over the whole year at € 14.00, while at € 49.60 the highest had been achieved in January 2000. The closing price at year-end was € 15.65, a considerable decline against the previous year's closing price of € 47.80. Market capitalization through ordinary Randstad shares fell from € 5.5 billion to € 1.8 billion. The capitalization from type-B preferred shares is € 166 million.

The Randstad share acts as underlying value for various listed securities, such as the Randstad warrants and other derivative option products. These options are not issued by Randstad and exercising these rights does not lead to increases in outstanding Randstad shares.

In the reporting year, the importance of (inter)national indices grew once again. Institutional investors are often obliged to perform against benchmarks set by major indices. Randstad's goal is to see its share included in the most important indices. At present, these include the Amsterdam Midkap-Index and S&P's Europe 350. The reporting year saw major changes in calculation methods of the main indices following the introduction of the free-float factor. Randstad estimates its free float at between 40 and 45%.


Price trend Randstad Holding nv shares 2000
in €
Randstad
CBS
60
50
40
30
20
10
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan


Trading volume Randstad Holding nv shares 2000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan

## Capital structure

Randstad Holding nv's authorized capital consists of ordinary shares, and type-A and type-B preferred shares. No new shares were issued in the reporting year.
At year-end 2000, Randstad Holding nv's outstanding shares were made up of 115.6 million ordinary shares with a par value of NLG 0.20 (€ 0.09) and 25.5 million type-B preferred shares with a par value of NLG 0.20 (€ 0.09). Following the IPO in 1990, there were 108.0 million ordinary shares issued. In November 1998, 7.6 million new ordinary shares and 25.2 type-B preferred shares were issued.

Around 80% of ordinary shares issued are not receipted. This means economic and legal ownership are united in a single holder. These share holders can exercise their voting rights at the General Meeting of Shareholders without restrictions. The company has a major large shareholder in Randstad Beheer bv. This enterprise owns more than 40% of ordinary shares.

Approximately 20% of ordinary shares are receipted. These include those shares held by the Stichting Administratiekantoor Randstad Optiefonds (Randstad Option Fund Trust Office) and Stichting Administratie-kantoor Randstad Holding (Randstad Holding Trust Office) (both are foundations). The first group is unrestricted; the second has limited convertibility. Receipts issued by the Trust Offices are held by the Stichting Randstad Optiefonds (Randstad Option Fund Foundation) and employees exercising option certificates granted to them, and by Gaud Holding bv .

Type-B preferred shares (financing prefs) are held by the Stichting Administratiekantoor Preferente Aandelen Randstad Holding (Trust Office Foundation Randstad Holding Preferred Shares). Voting rights rest with the Foundation and can only be exercised through the Foundation's board of management. Board members are S.C.J.J. Kortmann, A.A. Anbeek van der Meijden and A.H.J. Risseeuw. The Foundation's statutes were formulated according to appendix X of Euronext Amsterdam's fund regulations and recommendations from the Corporate Governance Commission. Depositary receipts are held by institutional investors ING, Fortis and Aegon. No voting rights attach to receipts.

The company has no priority shares or other restrictions on shareholder participation.

Price trend Randstad Holding nv shares 1991 - 2000


in €
Randstad
CBS
70
60
50
40
30
20
10
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Trading volume Randstad Holding nv shares 1991 - 2000


30,000
25,000
20,000
15,000
10,000
5,000
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

## Investor relations

The main goals of our investor-relations policy are to enhance name recognition and improve Randstad's reputation among financial target groups. Randstad aims for the timely provision of relevant information to shareholders and to increase transparency. In line with this aim, significant efforts have been made to improve the clarity of financial statements. In addition, from the third quarter, Randstad will report quarterly to make developments more transparent.

Besides the annual report, interim reporting and the website, Randstad Holding nv's investor relations section also organized a number of roadshows in Europe and the US for institutional investors. This policy will be pursued in 2001.

The interactive website (*www.randstadholding.com*) offers the latest press releases, corporate presentations and real-time price of the Randstad share as well as a variety of other information on the Group. Visitors to the site can subscribe to topical information on Randstad (e-mail) and request corporate publications.

## Dividend policy

Randstad's policy is to pay out annually around 40% of income from ordinary operations after deduction of the preference dividend to ordinary shareholders in the form of a cash dividend.

### Indicative geographic spread of free-float shares 2000, year-end

| | |
|---|---|
| Netherlands | 59.8% |
| United Kingdom | 15.4% |
| Belgium | 6.5% |
| Germany | 5.1% |
| United Sates | 4.6% |
| Switzerland | 3.0% |
| Luxembourg | 1.5% |
| France | 1.3% |
| Other countries | 2.8% |



### Indicative spread share ownership free-float shares 2000

| | |
|---|---|
| Private investors | 20.2% |
| Banks | 30.7% |
| Institutional investors* | 48.9% |
| Other | 0.2% |



* Insurance companies, pension funds and investment companies

| Declaration of Interests Act | Range | First declaration | Date |
|---|---|---|---|
| Randstad Holding nv ordinary shares with a par value of NLG 0.20, issued by Randstad Holding nv | | | |
| Randstad Beheer bv | 50-25% | 44.0%[5)] | May 97 |
| Stichting Administratiekantoor Randstad Optiefonds 1) | 25-10% | 19.9%[5)] | Feb 92 |
| Stichting Administratiekantoor Randstad Holding 2) | 10-5% | 6.94%[5)] | Feb 92 |
| Free-float shares (estimate) | 40-45% | | |
| Depositary receipts Randstad Holding nv issued by St. Adm. Randstad Optiefonds 1) and St. Adm. Randstad Holding 2) | | | |
| Stichting Randstad Optiefonds 3) | 10-5% | 9.68% | Dec 99 |
| Gaud Holding bv | 10-5% | 6.94%[5)] | Feb 92 |
| Randstad Holding nv preferred shares with a par value of NLG 0.20, issued by Randstad Holding nv | | | |
| St. Adm. Preferente Aandelen Randstad Holding 4) | 17,56% | 17.90% | Nov 98 |
| Depositary receipts for preferred shares Randstad Holding nv, issued by St. Adm. Preferente Aandelen Randstad Holding 4) | | | |
| ING Group N.V. | 10-5% | 6.98% | Nov 98 |
| Fortis N.V. | 10-5% | 7.14% | Nov 98 |
| AEGON N.V. | 10-5% | 5.14% | Feb 92 |

1) Randstad Option Fund Trust Office 2) Randstad Holding Trust Office 3) Randstad Option Fund 4) Trust Office Foundation Randstad Holding Preferred Shares 5) these interests were diluted following the issue of 7.6 million ordinary shares and 25.2 million type-B preferred shares in November 1998

| Important dates 2001 | |
|---|---|
| General Meeting of Shareholders, Diemen at 3 pm | 25 April 2001 |
| Fixing ex-dividend | 27 April 2001 |
| Dividend available for payment | 21 May 2001 |
| Publication interim results, before start of trading | 22 August 2001 |
| Press conference interim results, Diemen at 10 am | 22 August 2001 |
| Analyst presentation, Diemen at 2 pm | 22 August 2001 |
| Roadshow London | 23 August 2001 |
| Roadshow United States | 28-29 August 2001 |
| Roadshow Frankfurt | 5 September 2001 |
| Roadshow Brussels | 13 September 2001 |
| Publication quarterly results 3rd quarter 2001, before start of trading | 16 November 2001 |

# executive committee (situation as of 1 March 2001)



Cleem Farla (1945)
Chief Executive Officer
Randstad Europe



David van Gelder (1947)
Chief Executive Officer Capac/Hedson
and responsible for Tempo-Team
and Randon

Fred van Haasteren (1949)
Executive Vice President Human
Resources and General Affairs
Randstad Holding nv, also responsible
for Otter-Westelaken Group



Ben Noteboom (1958)
Chief Executive Officer Yacht,
also responsible for newmonday.com
and Hedson





Hans Zwarts (1940)
President and Chief Executive Officer

Frits Drost (1940)
Chief Executive Officer Yacht
until 1 May 2000

Bert de Groot (1955)
Executive Vice President
Finance & Administration and IT
until 1 January 2001

Erik Vonk (1953)
Chief Executive Officer
Randstad North America
until 1 March 2001

## General overview

For Randstad Holding, 2000 was a year in which we had to pull out all the stops. During the year, market growth was lower than expected in a number of regions that are important for us. At the same time, we were executing a number of fundamental projects crucial for future growth. These included the implementation of a new divisional structure and the related changes in the way we work; the integration of acquisitions; major expansion in our branch networks; and the roll out of innovative IT systems.

Consolidated revenues rose by 10.8% to € 6.2 billion (1999: € 5.6 billion), with net income at € 207.2 million, compared to € 207.0 in 1999. Operating result is € 250.6 million against € 304.3 million in 1999. The operational margin fell from 5.5% to 4.1%. Income from ordinary operations after tax decreased 26.7% to € 151.8 million. Net income was influenced positively by a book profit of € 74.8 million generated by the sale of cleaning services company Lavold. In addition, a net reorganization provision of € 20.4 million was made.


Revenues 1996-2000
North America
Europe, excl. NL
Netherlands
7%
26%
67%
6%
28%
66%
11%
27%
62%
24%
27%
49%
26%
30%
44%
Total in millions of €
2,701.4
3,209.5
4,223.8
5,565.4
6,168.1
1996
1997
1998
1999
2000


Operating result and net income, 1996-2000
in millions of €
Operating result
Net income
143.1
94.1
180.5
117.0
232.6
152.2
304.3
207.0
250.6
207.2
1996
1997
1998
1999
2000


Gross profit margin, operational margin and net profit margin, 1996-2000
Gross margin
Operational margin
Net margin
21.3%
22.0%
22.5%
23.5%
24.0%
5.3%
3.5%
5.6%
3.6%
5.5%
3.6%
5.5%
3.7%
4.1%
3.4%
1996
1997
1998
1999
2000

Most disappointing were developments primarily in Germany and in the US. In both countries, we had just achieved significant expansion to meet expected further growth when the market weakened in the second half of 2000. Growth in revenue lagged behind increases in costs, leading to reduced income. Less favorable market conditions also affected the Netherlands and Belgium in the second half. The IT segment was confronted with highly disappointing demand.

This led us to take a series of radical measures, whose effects will become visible during 2001. There will be strong focus on reducing overheads and stringent divisional accountability for financial targets will be introduced.

Profit growth also came under pressure in the reporting year through major investments in information and communication technology (IT) and Internet start-ups. These investments are crucial because they enable us to increase productivity and improve services to and communication with our corporate customers and staffing employees. The current expenses are investments in our future growth and market position.

Although growth in income, and therefore our share price, is disappointing in light of expectations, 2000 should not be seen as a lost year. It was a period of transition. Significant progress was made in numerous activities. Greater IT accessibility has led to higher productivity and improvements in the quality of our services. Cost awareness has increased significantly. Our marketing efforts have become more focused and the expansion of the Randstad branch network means we are poised for further growth. The Randstad operating companies are, therefore, well positioned to take advantage of opportunities offered by the market.

# Goals and strategy

Randstad's primary goal is to ensure long-term continuity. To do so, we must create value for all stakeholders. If Randstad is to develop successfully, we must be an attractive employer, both for corporate personnel and for staffing employees. We must offer corporate customers a broad and varied package of value-added services, and good returns to our shareholders.

The creation of value implies continual growth in revenues and profit through optimal use of capital. In pursuing this goal, Randstad focuses on its core activities: matching employment supply and demand in the broadest sense. Opportunities within this core business are excellent. Recent research by the CIETT - the international organization of staffing employers - shows that markets for temporary and contract staffing in the European Union (EU) alone could grow an average 9% per year. This forecast is based in part on the conclusion that staffing companies have only achieved a penetration level of around 1.5% of the work force. The share of work which is neither full-time or full-year in the EU varies between 20% and 50% and is rising. This is the staffing companies' potential market. Ongoing structural growth is similarly forecast for the US. It will be slightly lower because staffing there has a higher penetration rate.

The growing demand for flexible work is linked to two trends: one is that increasing competition means companies must be more and more flexible and able to adapt easily to changing market conditions. The second is that growing individualization leads to demand from staffing employees for a more personalized approach to career guidance and the balance between work and leisure.

Although growth is a top priority, it cannot be pursued at the expense of the Group's results. In creating value, full use of long-term free cash flow and efficient deployment of available capital are key to managing operating units and evaluating management. These goals mesh with the Value Based Management approach launched in 1999.

Geographically, Randstad focuses on Europe and North America where 80% of the world market for temporary and contract staffing is concentrated. Our goal is local and regional market leadership through aggressive marketing and by offering innovative service concepts. These include human resources services related

Penetration of temporary and contract staffing in 1999 and potential growth in the number of staffing employees in countries where Randstad is active, 1998 - 2010


Penetration rate of staffing employees as % of total employment, 2010
Potential growth in the number of staffing employees, 1998 - 2010 compound annual rate
Netherlands
6.2%
3 - 5%
United Kingdom
4.2%
2 - 4%
France
4.2%
4 - 7%
Belgium
4.2%
8 - 11%
Spain
3.4%
15 - 19%
Germany
3.8%
13 - 21%
Italy
2.0%
35 - 43%
European Union
3.7%
9%
North America
3.2%
5 - 7%

Source: CIETT and Randstad estimates

to our core competencies, such as workforce planning, reintegration, and recruitment and selection. Increasing added value for both corporate customers and staffing employees is an important starting point. Randstad's role is gradually shifting from that of supplier of temporary personnel to that of provider of higher added value HR services.

We aim to grow faster than the market. Growth is generated in the first place organically and in part through acquisitions. Acquisitions are a means to accelerate growth and reinforce market share, primarily outside the Netherlands, leading to a decrease in our relative dependence on the Dutch market. We invest mainly in promising growth markets, such as Germany, Spain and Italy, and in growth segments, including professionals and in-house services.

Core activities are reexamined regularly to evaluate whether we should adjust or change the focus of our offering. We are convinced that focus on a limited range of activities will lead to continued success. The development of various market segments targeted by our core activities led to the introduction of a divisional structure in 2000. We have now defined three activities: professionals staffing (Yacht and newmonday.com), mass-customized staffing (Randstad, Tempo-Team and Otter-Westelaken Group), and large-scale staffing (Capac and Hedson). In addition, Randstad is active in the security services sector (Randon).

In order to focus fully on our temporary and contract staffing core activities, we decided to divest our cleaning business in 2000. Retaining this activity would have led to fragmentation in management focus and financial resources, especially in light of investment needed for essential internationalization. For Lavold, divestment to a specialized international parent will offer greater guarantees for continuity.

The availability of good employees is a prerequisite for value creation. Recruitment, selection, training, education, motivation and attention for personal development are therefore key to our overall policy. The Randstad Group offers its employees good working conditions, a stimulating and challenging work environment and management development opportunities. We aim to recruit and select sufficient numbers of the best candidates because only then can we offer our corporate customers top quality services.

Information and communication technology (IT) is opening up opportunities for us. This is utilized to the full as we pursue our corporate goals. Effective use of IT can lead to greater efficiency and offers options for innovative concepts. Moreover, it can free up employees allowing them to focus fully on personalized services, thereby improving our service.

High quality and flexible back-office systems are an important weapon in the fight for market share. Shared service centers in Europe and North America are in an advanced state of development. These will facilitate tailored billing and faster and more individualized information for corporate customers. Information to staffing employees will also improve. The advent of shared service centers, leading to greater critical mass in back-office activities, will start reducing costs from 2002, which are expected to reach € 45 million per year from 2003.

In order to approach the market intensively, the Randstad Group currently utilizes several distribution channels. This multi-channel approach is designed to offer all outside parties ways to interact with Randstad companies, when and how it suits them. Most of our distribution still flows through the branch network. However, for some years now, we have made increasing use of in-house options at the corporate customer's own location. More recently, we have launched call centers, while 2000 saw a strong increase in Internet use. Initial contacts are now increasingly made through websites that also offer information as a complement to more traditional sources. However, these new technologies will increasingly be used to match supply and demand. Examples are our virtual staffing company, Hedson; the pan-European career portal newmonday.com, a joint venture with publisher VNU; and the Randstad, Tempo-Team and Yacht job-sites. The multi-channel approach will be assimilated into all of the Group's brands and sub-brands.

In operations, we follow a two-track policy. Maximum efforts are focused on perfecting existing business models and thus improving returns. This includes intensive use of new tools, such as e-business. At the same time, we are developing new, innovative business models rooted in the Group's employment-market expertise and using modern technology to accelerate growth. The ability to bring together elements from the old and the new economy allows Randstad to position strongly as a unique intermediary in the employment market.

Efficiency is a major goal of the policy. As competition becomes fiercer, cost control must be stringent to maintain a strong competitive position in the long term. Towards the end of 2000, we announced a radical package of measures designed to reduce indirect costs and enhance focus on the market itself. Reinforcing the commercial process to stimulate revenues is our highest priority. This is why we have made structural improvements to the ratio of consultants to other personnel throughout the whole Group. Improvements in procurement will also lead to savings. These measures will generate an estimated € 65 million reduction in costs over 2001, which will become especially visible in the second half.

## Social environment

Through our core activities and employment-market expertise, Randstad plays an important social role. We participate in numerous and varied social projects where our expertise can be used. These can include plans for urban regeneration, work experience programs, and projects to reintegrate groups for whom entry or reentry into the work force may be difficult. Randstad Holding sponsors the chair Temporary Staffing Labor and Flextime at the University of Amsterdam.

Together, the city of Amsterdam and Randstad have executed a work experience project to build the Clipper *Stad Amsterdam*. The ship was launched in June 2000, and led the SAIL 2000 arrival into the city in August. The *Stad Amsterdam* has since then participated in various nautical events and is used by Randstad for customer receptions and day trips. Further information on the Clipper can be found on *www.stadamsterdam.nl*.

# Market conditions

| Market developments, Europe and North America, 2000<br>in billions of €<br>Market volume* | 2000 | Δ %** | 1999 |
|---|---|---|---|
| Netherlands | **6.4** | 0 | 6.4 |
| Germany | **7.1** | 15 | 6.2 |
| Belgium | **2.5** | 12 | 2.2 |
| France | **18.1** | 20 | 15.1 |
| Spain | **1.9** | 15 | 1.7 |
| United Kingdom | **29.5** | 9 | 24.7 |
| Switzerland | **1.7** | 6 | 1.6 |
| Italy | **1.7** | 200 | 0.6 |
| Denmark | **0.1** | 20 | 0.1 |
| North America | **85.0** | 5.5 | 70.0 |

* Randstad estimates ** change in local currency

| Development Randstad Group in Europe and North America, 2000<br>in millions of €, staffing revenues only | Revenues | Δ %* | Market share in % | Market position*** |
|---|---|---|---|---|
| Netherlands | 2,454.8 | (2.5) | 38 | 1 |
| Germany | 599.0 | 13.4 | 9 | 1 |
| Belgium** | 579.0 | 7.1 | 24 | 1 |
| France | 335.9 | 40.3 | 2 | 6 |
| Spain** | 197.5 | 217.5 | 14 | 2 |
| United Kingdom | 46.5 | 17.2 | 0.2 | - |
| Switzerland | 45.9 | 5.4 | 3 | 5 |
| Italy | 21.8 | 2,515.9 | 1.3 | 5-10 |
| Denmark | 17.0 | 28.3 | 13 | 4 |
| North America | 1,590.0 | 2.1 | 2 | 7 |

* change in local currency ** Belgium, including Luxembourg; Spain, including Portugal
*** pro forma, including total revenues Umano

Growth in most European markets where Randstad is active was lower in 2000 than in 1999. Following a good first half, growth began to slow towards the end of the year. In Germany, France and Belgium growth fell from an average 20% in the first half to around 10% at year-end. Spain saw a decline in volume following the introduction of regulations (Convergencia) which improved the reward structure for staffing employees, but also increased their cost price. However, the resulting initial fall in volume was more than compensated, leading to market growth in Spain of 15%. The Italian market grew by a staggering 200%; this country is rapidly becoming one of Europe's largest staffing markets.

In the Netherlands, but also in other countries such as Switzerland and the United Kingdom, personnel shortages on the employment market became increasingly pressing. However, tight markets are ideal conditions for intermediaries to demonstrate added value. Volume on the Dutch market was lower throughout the year (-7%), but was compensated by premium prices (+7%). The market in Switzerland grew by 6%; for the UK growth was up 9%.

The market for temporary and contract staffing in North America grew by around 7% in the first half of 2000. Economic growth in the US began to slow in the third quarter. By the end of the year, growth was no more than 2%. Taken over the whole year, growth averaged between 5 and 6%.

## Market trends

The employment market in a number of countries and regions is currently experiencing an increasing shortage of quality employees. Influenced by long-standing economic growth, this situation is most pressing in the Netherlands and many areas in the US. But tight market conditions are also beginning to affect other countries as economies gradually improve and demographic shifts take place in the structure of the work force.

Recruitment efforts now increasingly target groups of people whose employment-market participation is still relatively low. The Group is making more and more use of segmentation to reach specific target groups. Another clear effect is that rewards levels in general, and certainly for staffing employees, are rising. In countries such as the Netherlands, Germany and Spain, staffing employees are now much better paid than in the past, partly as a result of legislation and regulation. This will ultimately improve

Composition revenue growth Randstad Group in Europe and North America, 2000

| in % | Organic | Acquisition | Currency | Δ |
|---|---|---|---|---|
| Netherlands | (1.0) | (0.1) | - | (0.9) |
| Germany | 12.9 | - | - | 12.9 |
| Belgium* | 7.9 | - | - | 7.9 |
| France | 26.0 | 14.3 | - | 40.3 |
| Spain* | 44.5 | 172.7 | - | 217.2 |
| United Kingdom | 17.2 | - | 9.6 | 26.8 |
| Switzerland | 5.4 | - | 3.0 | 8.4 |
| Italy | 2,515.9 | - | - | 2,515.9 |
| Denmark | 28.3 | - | (0.3) | 28.0 |
| North America | 1.0 | 1.1 | 16.0 | 18.1 |
| Total | 4.2 | 2.8 | 3.8 | 10.8 |

* Belgium, including Luxembourg; Spain, including Portugal

Number of branches, 1996-2000, year end


North America
Europe, excl, NL
Netherlands
8%
30%
62%
7%
31%
62%
28%
25%
47%
26%
31%
43%
25%
35%
40%
Total
962
1,108
1,616
1,755
2,042
1996
1997
1998
1999
2000

the image of temporary and contract staffing in the longer term.

Another major trend is an ongoing enlargement and concentration of staffing organizations. Critical mass is increasingly imperative, given the investment required in IT, the need for good back-offices, and efficient distribution strategies. The shift by international corporate customers working towards outsourcing to a limited number of cross-border suppliers also plays a role. These are all reasons why the medium-sized players especially must seek alliances with larger market operators. It is striking that following the disappearance of the licensing system in the Netherlands, the number of providers of temporary and contract staffing services has grown at a very rapid rate.

### International developments

The organization of staffing employers, CIETT, commissioned an in-depth investigation from consultants McKinsey and Deloitte & Touche on the European temporary and contract staffing markets. The study's most significant conclusion was that by 2010 a total of 18 million people could be working via temporary and contract staffing companies, a figure which represents an average of 6.5 million people per day. At present, this number is over 2 million. Prerequisite for this favorable development is further liberalization of legislation so that the staffing employee and the staffing company are treated by law as any other employee and employer, without any special protection in the form of sector-specific restrictions.

For many years, there has been a need to regulate work that is neither full-time nor full-year at European level. European employers (UNICE) and labor unions (ETUC) are negotiating a possible European guideline for flexible employment. If the so-called social partners - these are the employers' representatives and labor unions - cannot come to closure, then the European Commission is expected to propose regulations.

In 2000, CIETT and the European labor union, Uni-Europa, started a Europe-wide dialogue on the staffing industry. They hope to create a platform where employers' representatives and labor unions can discuss staffing industry issues at a pan-European level. At the first meeting in early July, a joint statement was prepared which encourages a social dialog between UNICE and ETUC.


Restrictions on staffing agencies in more regulated European countries
Maximum length of assignment in months
0 - 3
3 - 6
6 - 9
9 - 12
12 - 18
18 - 24
Sectors where use is prohibited
Construction
Removal
Public admin.
Agriculture
Dangerous professions
Reasons for use
Temp. incr. in workload
Seasonal fluctuations
Bridge recruitments
Replace absent workers
Unusual work
Portugal
Belgium
Spain
Germany
Luxembourg
France
Italy
Source: CIETT


Trend towards deregulation of European staffing markets, 1989 → 1999
Prohibited
Restricted
Liberal
Greece
Germany
Spain
Austria
Italy
France
Luxembourg
Portugal
Belgium
Denmark
Norway
Finland
Sweden
Netherlands
United Kingdom
Ireland
Source: CIETT

## Legislation and regulation

There was little movement in legislation or regulation in either Europe or North America in 2000. However, attitudes to temporary and contract staffing appear to become more positive.

In Belgium, discussions started on introducing staffing in construction. Staffing's image is improving visibly in this country because staffing companies are increasingly brought in to integrate groups for whom entry or reentry into the work force may be difficult. A similar development is also clear in Spain following the establishment of collective labor agreements for the staffing industry. France appears to see some improvement; currently under consideration is a plan to increase the premium paid by employers to employees working on fixed-term contracts to the same level as that given to staffing employees.

# Financial issues

Consolidated statement of income, 2000

in millions of €

| | | 2000 | | 1999 |
|---|---|---|---|---|
| **Revenues** | | 6,168.1 | | 5,565.4 |
| Direct costs | | 4,685.3 | | 4,256.7 |
| Gross profit | | 1,482.8 | | 1,308.7 |
| Personnel expenses | 799,0 | | 661.5 | |
| Other operating expenses | 433,2 | | 342.9 | |
| Total operating expenses | | 1,232.2 | | 1,004.4 |
| **Operating result (EBIT)** | | 250.6 | | 304.3 |
| Financial income and expenses | | (20.5) | | (10.6) |
| *Income from ordinary operations before tax* | | 230.1 | | 293.7 |
| Taxes from ordinary operations | | (67.2) | | (86.7) |
| | | 162.9 | | 207.0 |
| Income unconsolidated participations | | (11.1) | | - |
| Income from ordinary operations after tax | | 151.8 | | 207.0 |
| Extraordinary income after tax | | 55.4 | | - |
| **Net income** | | 207.2 | | 207.0 |
| **EBITDA** | | 304.5 | | 350.0 |
| **Earnings per ordinary share from ordinary operations ( € )** | | 1.24 | | 1.72 |
| **Earnings per ordinary share ( € )** | | 1.72 | | 1.72 |

Structure of change in revenues, gross profit and operating result, 1999/2000

| in % | Revenues | Gross profit | Operating result |
|---|---|---|---|
| Organic | 4.2 | 7.5 | (20.9) |
| Acquisition | 2.8 | 1.9 | 1.4 |
| Currency | 3.8 | 3.9 | 1.9 |
| Total change | 10.8 | 13.3 | (17.6) |

Revenues

Revenues rose by 10.8% to € 6,168.1 million (1999: € 5,565.4 million). Organic growth in revenues was 4.2%, while acquisitions and divestments contributed 2.8% of revenue growth. Fluctuations in exchange rates influenced revenues positively by 3.8%, especially through US dollar rate increases.
The main contributors to growth in revenues were activities in Germany, France and Spain. Revenues from the Netherlands remained about the same (- 1.0%), so that the share in revenues generated outside Holland increased to 56.3% (1999: 51.1%). The share of non-Dutch revenues from staffing activities actually reached 58.3%.

Gross margin and gross profits

Gross margin increased by 0.5% to 24.0%. Sales of higher added-value services, a growing share of contract staffing in the revenue mix, and taxation and social security effects, influenced gross profits positively. There was also an occasional positive contribution from wage subsidies in the Netherlands. Negative effects on the gross margin came from lower deployment rates in the IT professionals segment. The acquisitions of Umano in Spain and Mobile in France, both active in markets with lower added value, had a negative effect on the gross margin. At year-end, gross profit had increased by 13.3% to € 1,482.8 million (1999: € 1,308.7 million).

Operating expenses

Operating expenses increased by 22.7% to € 1,232.2 million (1999: € 1,004.4 million). Personnel costs were 20.8% higher than in 1999, while other operating expenses rose by 26.3%. As a result, operating expenses grew substantially faster than revenues.

The most important reason for cost increases is the strong expansion of the branch network (+287, of which 134 were acquisitions, 212 new locations, and 59 closures), especially in Germany (+69) and the United States (+63). In preparation for planned growth, personnel were recruited in line with branch expansion. Another underlying cause of increases in operating expenses was the start-up costs of the new market concepts Yacht (€ 14.2 million) and Hedson (€ 8.9 million). In addition, costs relating to improved IT infrastructure and changes in accounts receivable provisions of € 17.7 million also led to increased expenses. Depreciation of tangible fixed assets was € 53.9 million (1999: € 45.7 million), of which € 3.0 million relates to software.

## Geographic structure revenues, 2000

as % of staffing revenues

| | |
|---|---|
| Netherlands | 41.7 |
| Germany | 10.2 |
| Belgium | 9.8 |
| France | 5.7 |
| Spain | 3.4 |
| Other European countries | 2.2 |
| North America | 27.0 |
| Total in millions of € | 5,887.4 |



## Geographic structure revenues

| in millions of € | 2000 | Δ % | 1999 |
|---|---|---|---|
| Netherlands | **2,697.3** | (1.0) | 2,723.5 |
| Germany | **615.2** | 12.9 | 544.9 |
| Belgium | **580.2** | 5.9 | 547.7 |
| France | **335.9** | 40.3 | 239.4 |
| Spain | **197.3** | 217.2 | 62.2 |
| Other European countries | **152.2** | 50.5 | 101.1 |
| Europe | **4,578.1** | 8.5 | 4,218.8 |
| North America | **1,590.0** | 18.1 | 1,346.6 |
| Total | **6,168.1** | 10.8 | 5,565.4 |

## Geographic composition gross profit

| in millions of € and as % of revenues | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Netherlands | **731.6** | 27.1 | 679.4 | 24.9 |
| Germany | **155.0** | 25.2 | 142.6 | 26.2 |
| Belgium | **101.8** | 17.5 | 93.3 | 17.0 |
| France | **47.7** | 14.2 | 32.8 | 13.7 |
| Spain | **33.8** | 17.1 | 11.5 | 18.5 |
| Other European countries | **29.8** | 19.6 | 24.6 | 24.4 |
| Europe | **1,099.7** | 24.0 | 984.2 | 23.3 |
| North America | **383.1** | 24.1 | 324.5 | 24.1 |
| Total | **1,482.8** | 24.0 | 1,308.7 | 23.5 |

### Operating result and operational margin

Operating result was € 250.6 million or 17.6% below the 1999 figure (€ 304.3 million). The operational margin fell as a result from 5.5% to 4.1%. The US, Germany and the IT segment were the biggest factors in the decrease. Activities in France, Tempo-Team and the cleaning and security companies Lavold and Randon increased the operating result.

### Financial income and expenses

Net financial income and expenses was minus € 20.5 million (1999: minus € 10.6 million). The rise in interest expenses was generated by increased net debt. Income from ordinary operations before tax comes to € 230.1 million in 2000 (1999: € 293.7 million).

### Tax on income from ordinary operations

The effective tax burden on income from ordinary operations came to 29.2% in 2000, slightly lower than in 1999 (29.5%). The low tax burden is due to exemptions on profit components and to efficient financial structures at operating companies.

### Income unconsolidated participations

Mid-2000, Randstad and Dutch publisher VNU started a joint venture, newmonday.com. It generated a start-up loss of € 22.2 million over 2000. Randstad's 50% share, € 11.1 million, is recognized as result regarding unconsolidated participations.

### Income from ordinary operations after tax

After deduction of newmonday.com start-up losses and taxes, income from ordinary operations after tax comes to € 151.8 million against € 207.0 million in 1999, a fall of 26.7%. Before deduction of losses on newmonday.com, income was € 162.9 million or 21.3% less than last year. After taking a preferred dividend into account, income from ordinary operations after tax is € 1.24 per ordinary share (1999: € 1.72).

### Extraordinary result after tax

Extraordinary income involves profit from the agreed sale in December 2000 of the cleaning company, Lavold, for € 74.8 million. This book profit is exempt from taxation. Extraordinary expenses of € 30.6 million are primarily provisions for reorganization costs. These relate to measures announced at the end of 2000 to enhance productivity and reduce costs. After deduction of taxes on extraordinary expenses, the end total for extraordinary income and expenses is € 55.4 million.

## Revenues per activity, 2000

as % of staffing revenues

| | |
|---|---|
| Mass-customized staffing | 91.9 |
| Professionals staffing | 4.8 |
| Large-scale staffing | 3.3 |
| *Total in millions of €* | 5,887.4 |



## Revenues per activity, 2000

in millions of €

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Temporary and contract staffing** | | | |
| Mass-customized staffing | **5,411.7** | 10.7 | 4,888.8 |
| Professionals staffing | **282.4** | (1.4) | 286.4 |
| Large-scale staffing | **193.3** | 25.0 | 154.6 |
| **Other activities** | | | |
| Cleaning | **165.4** | 16.5 | 142.0 |
| Security | **115.3** | 23.2 | 93.6 |
| Total | **6,168.1** | 10.8 | 5,565.4 |

## Operating result per activity, 2000

in millions of €

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Temporary and contract staffing** | | | |
| Mass-customized staffing | **245.9** | (8.5) | 268.6 |
| Professionals staffing | **(10.7)** | (159.4) | 18.0 |
| Large-scale staffing | **1.4** | (83.7) | 8.6 |
| **Other activities** | | | |
| Cleaning | **7.3** | 52.1 | 4.8 |
| Security | **6.7** | 55.8 | 4.3 |
| Total | **250.6** | (17.6) | 304.3 |

### Net income

For the year 2000, the Randstad Group generated net income of € 207.2 million (1999: € 207.0 million). After deduction of the preferred dividend of € 8.6 million, net income per ordinary share is € 1.72 (1999: € 1.72).

### Tangible fixed assets

The volume of tangible fixed assets increased in 2000 by € 55.6 million to € 253.4 million at year-end. Total buildings and land grew by € 9.6 million, with € 17.0 million invested in construction of the new head office building in Diemen, the Netherlands. Investments in software were € 23.9 million, of which and after depreciation, € 20.9 million are assets. The increase of other capital assets by € 25.1 million reflects investment in new branches and computer hardware.

### Financial fixed assets

Financial fixed assets rose by € 65.8 million to € 343.7 million (1999: € 277.9 million) in 2000. The increase is primarily due to the value of the unconsolidated participation in newmonday.com of € 24.3 million and deferred tax liabilities of € 31.1 million. The latter increased mainly through US dollar exchange rate rises, and deferred tax liabilities on the goodwill paid on the acquisition of Temps & Co in the US.

### Working capital

Working capital increased by € 94.2 million to € 384.8 million (1999: € 290.6 million). However, developments in operational working capital (working capital excluding liquidity, current interest-bearing debt, dividend and claims on the sale of participations) offer better insight into capital usage by current balance sheet items.
The increase in operational working capital by € 260.3 million to € 489.1 million (1999: € 228.8 million) is due primarily to the increase in receivables by € 153.0 million to € 1,031.2 million (1999: € 878.2 million). The share of acquisitions and divestments in this increase is € 54.4 million. At the end of 2000, the average term of payment was 55 days (1999: 48 days). The implementation of a new receivables system led to a temporary worsening of the term of payment and is the main cause of the rise in receivables. In the mean time, the implementation is almost complete and the goal for 2001 is to improve the term of payment by five days.

## Consolidated balance sheet at 31 December 2000

after profit appropriation, in millions of €

| | 2000 | | 1999 | |
|---|---|---|---|---|
| Tangible fixed assets | 253.4 | | 197.8 | |
| Financial fixed assets | 343.7 | | 277.9 | |
| **Fixed assets** | | 597.1 | | 475.7 |
| Receivables | 1,309.1 | | 1,085.4 | |
| Cash | 53.6 | | 181.9 | |
| Current assets | 1,362.7 | | 1,267.3 | |
| Short-term debt | 977.9 | | 976.7 | |
| **Working capital** | | 384.8 | | 290.6 |
| **Capital employed** | | 981.9 | | 766.3 |
| **Long-term debt** | | 415.6 | | 310.0 |
| **Provisions** | | 264.9 | | 125.3 |
| **Shareholders' equity** | | 301.4 | | 331.0 |
| | | 981.9 | | 766.3 |
| **Balance-sheet total** | | 1,959.8 | | 1,743.0 |

### Capital and returns

Capital employed increased by € 215.6 million to € 981.9 million (1999: € 766.3 million). However, the development of operational capital employed (tangible fixed assets plus operational working capital) offers better insight into the development of capital usage by the Group's various activities because other assets consist primarily of financial fixed assets from deferred tax liabilities. The operational capital employed grew by € 315.9 million to € 742.5 million (1999: € 426.6 million). Net returns on average working capital (ROACE) fell from 30.2% in 1999 to 17.4% in 2000. Operational returns (operating results on average operational working capital) declined from 77.5% in 1999 to 42.9% in 2000. Both the drop in income and the increase in capital usage affected returns negatively.

### Shareholders' equity

In the reporting year, shareholders' equity fell by € 29.6 to € 301.4 million (1999: € 331.0 million). Changes in shareholders' equity were generated as follows (in millions of euros):

| | |
|---|---|
| Shareholders' equity at 1 January 2000 | 331.0 |
| Write-off goodwill | (181.0) |
| Retained earnings | 140.8 |
| Exchange differences | 10.6 |
| Shareholders' equity at 31 December 2000 | 301.4 |

Goodwill write-offs relate to the following acquisitions:

| | |
|---|---|
| Umano ETT SA, Spain | 121.8 |
| Temps & Co, US | 9.0 |
| newmonday.com nv, the Netherlands | 35.5 |
| Others | 14.7 |
| Total | 181.0 |

In determining the goodwill for Umano ETT and Temps & Co, provisions were included for costs of integration of these businesses with Randstad operating companies. The item Others is an addition to the goodwill on the time-power acquisition due to higher integration costs than provided for last year.

### Provisions

At year-end 2000, provisions totaled € 264.9 million (1999: € 125.3 million). The increase of € 139.6 million is due almost completely to the increase in provisions for deferred tax liabilities. Growth in these liabilities results primarily from obligations relating to Dutch

## Balance-sheet and cash ratios

| | 2000 | 1999 |
|---|---|---|
| **Balance sheet** | | |
| Operational working capital as % of revenues | 7.9 | 4.1 |
| Payment term (DSO) | 55 | 48 |
| Capital employed in millions of € | 981.9 | 766.3 |
| ROACE in %* | 17.4 | 30.2 |
| Net debt in millions of € | 538.2 | 159.8 |
| Interest cover (EBITDA on financial income and expenses) | 14.9 | 33.0 |
| Net debt on EBITDA | 1.8 | 0.5 |
| **Cash flow as % of revenues** | | |
| Operational cash flow | (0.7) | 4.6 |
| Free cash flow, excluding acquisitions and divestments | (2.4) | 3.5 |

* Return on average capital employed (operating result/average capital employed)

consideration of fiscal losses in North America and Germany, through which a 'catch up' obligation was created in the Netherlands.

Provisions in 2000 include those taken (€ 30.6 million) for the measures announced at the end of 2000.

### Net debt and funding policy

Net debt (the balance of interest-bearing debt and liquidity) increased by € 378.4 million to € 538.2 million (1999: € 159.8 million). This increase results from a rise in working capital and the funding acquisitions.
The extent to which loan capital is used is based primarily on cash flow capacity. Guiding ratios for funding policy are, therefore, interest cover (EBITDA on net financial income and expenses) and the net debt/EBITDA ratio.

Long-term interest-bearing debt totaled € 415.6 million, of which € 400 million was taken up from the Multi-currency Syndicated Credit Facility. This facility has a term to March 2004.

Short-term interest-bearing debt rose by € 144.5 million to € 176.2 million (1999: € 31.7 million). The use of short-term credit has grown as the Group strives to limit the usage of available resources ensuing from fluctuations in working capital. At the end of 2000, cash was € 53.6 million (1999: € 181.9 million).

Interest on almost all interest-bearing debt is variable. Where necessary for risk management, the Group will consider fixed interest over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure. At year-end, no derivative instruments were in use.

### Cash flow from operating and investing activities

Cash flow from operating activities for changes in operating working capital was positive at € 247.0 million in 2000, which is € 65.6 million less than in the previous year (€ 312.6 million). This was due primarily to lower operating results and the unfavorable effect of provisions compared to 1999.

Including changes in operational working capital, cash flow from operating activities was negative at € 42.6 million (1999: € 255.0 million positive). The negative cash flow effect of components of operational working capital was caused to a major extent by higher receivables.

## Cash flow overview, 2000

in millions of €

| | | 2000 | | 1999 |
|---|---|---|---|---|
| Cash flow from operating activities before changes in operational working capital | | 247.0 | | 312.6 |
| Increase operational working capital | | (289.6) | | (57.6) |
| Cash flow from operating activities | | (42.6) | | 255.0 |
| Investment/disposal of tangible fixed assets | (108.4) | | (58.1) | |
| Acquisition of group subsidiaries | (236.5) | | (203.7) | |
| Cash flow from investing activities | | (344.9) | | (261.8) |
| Free cash flow | | (387.5) | | (6.8) |
| Increased financing | 346.6 | | 120.0 | |
| Reimbursement to financiers | (108.9) | | (74.1) | |
| Cash flow from financing activities | | 237.7 | | 45.9 |
| Exchange-rate differences | | 27.4 | | 5.2 |
| Net cash flow | | (122.4) | | 44.3 |
| Received from acquisitions/changes through divestments | | (5.9) | | 8.5 |
| Changes in cash | | (128.3) | | 52.8 |
| Free cash flow before investment /divestment in participations and acquisitions | | (151.6) | | 196.9 |

Cash flow from investment activities came to minus € 344.9 million (1999: minus € 261.8 million). Investments in tangible fixed assets of € 113.3 million (1999: € 63.0 million) related primarily to investments in furnishing new branches, software and real estate, while € 236.5 million (1999: € 203.7 million) was expended on acquisition of new operating companies Umano, newmonday.com (50%), Temps & Co, and Mobile.

Free cash flow, excluding effects of acquisitions, was minus € 151.0 million (1999: plus € 196.9 million). Including acquisition of new subsidiaries, free cash flow decreased to minus € 387.5 million (1999: minus € 6.8 million).

### Cash flow from financing activities

Against a backdrop of Group funding policy, free cash flow in 2000 was financed mainly through an increased net debt position by expanding long-term debt by € 90.3 million (1999: € 172.7 million), and increased use of short-term interest-bearing debt of € 139.4 million (1999: € 6.5 million decrease). In addition, processing deferred taxes and changes in financial fixed assets positively influenced the funding cash flow by € 116.9 million (1999: € 46.2 million decrease).

A total of € 108.9 million (1999: € 74.1 million) was reimbursed to financiers of available capital. Of this amount, € 88.4 million (1999: € 63.5 million) was repaid to providers of shareholders' equity in the form of dividends on ordinary shares (€ 79.8 million), preferred dividends (€ 8.6 million), and € 20.5 million (1999: € 10.6 million) to providers of short and long-term interest-bearing loan capital. Cash flow from funding activities comes to a total of plus € 237.7 million (1999: plus € 45.9 million).

### Net cash flow

Exchange rate differences (plus € 27.4 million) led to a net cash flow of minus € 122.4 million (1999: plus € 44.3 million). The decrease in liquidity contributed in part to funding from free cash flow.

### Reporting

Randstad is aware that its method of direct write offs of goodwill against shareholders' equity in both the Netherlands and elsewhere is under discussion.
As of 2001, Randstad will change its methodology and goodwill on acquisitions completed as from 2001 will be entered as assets and depreciated. Guidelines from the Board of Annual Reporting will be followed.

Core data major acquisitions, 2000

| | Mobile | Temps & Co | Umano |
|---|---|---|---|
| Acquisition date | 1 Jan | 1 Jul | 1 Jul |
| Purchase price (x million) | p.m. | US$ 15 | € 139 |
| Consolidated revenues (x million) | € 34 | US$ 15 | € 91 |
| Revenues full year 2000 (x million) | € 34 | US$ 31 | € 163 |
| Revenues full year 1999 (x million) | € 28 | US$ 28 | € 143 |
| Number of staffing employees | 850 | 1,100 | 10,700 |
| Number of corporate employees at acquisition date | 28 | 60 | 490 |
| Number of branches at acquisition date | 8 | 13 | 105 |

In the reporting year, the European Commission made proposals for the harmonization of financial reporting in the EU. The Commission's proposal would mean compulsory adherence to International Accounting Standards (IAS) from 2005. Randstad will explore the consequences for its financial statements.

From the third quarter of 2001, Randstad will begin quarterly reporting in order to improve transparency and management accountability. This will speed up information to stakeholders on developments within the organization.

Foreign exchange policy

Randstad's currency risks are limited. Because both income and expenses are generated locally, Randstad has no currency risks on transactions. Any translation effects are so small compared to shareholders' equity that they are not perceived as risks. Currency effects do not influence competitive positions in the staffing sector. Although there are no significant risks, currency fluctuations can affect results because part of the cash flow is generated in US dollars. Undesirable currency effects are neutralized through the funding mix.
The debt mix is based on redemption capacity in the various currencies of Randstad's markets. At year-end, interest-bearing debt consisted almost exclusively of debt in euros.

A 10% appreciation of the US dollar against the euro in 2000 led to positive effects of 2.4% on revenues and 1.2% on Group operating result.

Investment and acquisition policy

The Group's core activities are not highly capital intensive. As a result, investments are not always expressed in tangible fixed assets. The cost of developing employees, branches, new service concepts and the entry and expansion of new markets are charged primarily to operating result. Investment proposals are, therefore, assessed on their ability to increase future cash-flow generating capacity, and on their contribution to Randstad's ability to create value.

Randstad strives to apply resources for Group core activities as efficiently as possible. This means that assets are in principle not purchased, but leased. This also applies to real estate. The intention is to cut back current real estate holdings to some extent over time.

The Group's strategy is based primarily on organic growth. Selective use is also made of acquisitions to accelerate expansion and strengthen market positions. Proposed acquisitions are first, of course, evaluated on strategic fit, but then also on the estimated value of discounted free cash flows, whereby the discount rate is based on the company's capital costs.

## Risks

Factors that have a major effect on the development of Group profitability include:

changes in labor legislation and the system of subsidies, social insurance premiums and taxes;

demand for personnel in general and for temporary and contract staff in particular;

the level of social acceptance of working for temporary and contract staffing organizations;

legal or actual barriers to entry;

scarcity on the employment market or parts of it;

developments in outsourcing of non-core activities;

privatization of previously public activities (employment mediation and reintegration);

transparency in employment markets;

critical mass and the spread of revenues over industries and geographies;

the trend towards more centralized procurement in large organizations;

technological innovation;

local values on payment behavior;

consolidation in the sector and its influence on market positions.

# Personnel

Average staffing employees per day, 1996-2000
in 1,000s


North America
Europe, excl. NL
Netherlands
11
31
100
12
36
117
26
46
132
60
55
126
57
70
118

| | 1996 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|
| Total | 142 | 165 | 204 | 241 | 245 |

Number of corporate employees, year-end 2000

| | |
|---|---|
| Netherlands | 7,290 |
| Germany | 1,820 |
| Belgium | 1,130 |
| France | 570 |
| Spain | 960 |
| Other European countries | 430 |
| North America | 3,370 |
| Total | 15,570 |



In 2000, the number of corporate employees rose from 12,900 to 15,570 (+20.7%). Excluding staff from acquired businesses, the increase was 2,100 (+16.3%). The total number of Randstad employees (both staffing and corporate) working per day rose from an average of 253,900 in 1999 to 260,000 (+2.4%) in the reporting year. If employees from the acquired businesses are included for the full year, then the increase is 4.8% to 266,000.

## Management development

The goal of our management development policy is to ensure continuity. There are four spearheads in this policy: internal mobility, internationalization, enhancing quality and professionalism of management, and development and reinforcement of corporate culture. Internal mobility is an essential part of our policy because it ensures the development of a pool of highly qualified managers as well as maintaining corporate culture. In 2000, there were 174 appointments at management level. Of these, 71% were internal promotions; the others were recruited from outside the organization.

Major efforts were put into creating a basic framework for internal mobility. This framework is aimed at guiding and growing employees' achievements and charting their potential so that their career paths can be mapped more effectively.

A management audit was used to chart top management's performance and potential in a standardized and objective way. Results were discussed with the Supervisory Board. Moreover, real attention was given to follow-up action within the framework of our management development program.

Management internationalization has two goals. One is facilitating opportunities for international work experience at all management levels. The other is knowledge exchange throughout the Group. This policy was further pursued in 2000. As part of their career development, a number of employees gained international experience outside their domestic markets. The development of the divisional structure introduced during the reporting year and implementation of the corresponding service concepts involved a cluster of employees from various countries. Approaching developments of this kind using multinational teams further enhances international work experience opportunities and reinforces corporate culture.

The push to increase professionalism is channeled mainly through the Randstad Institute of Staffing Management (RISM). The Institute is a forum where Randstad managers can exchange know-how and expertise and where new knowledge can be developed and transferred. RISM's programs are created in cooperation with Tilburg University's TIAS Business School, the IESE International Graduate School of Management in Barcelona, and the University of Pennsylvania's Wharton School. A total of 170 international Randstad employees participated in RISM programs during 2000.

## Selection and retention

Increasing scarcity on the employment market makes ever-greater demands on organizations to find the right people and to retain them longer. This is certainly the case for the Randstad Group, whose core activity is meeting its corporate customers' flexible personnel requirements.

Increasingly, Randstad grants extended contracts to staffing employees. This has been the norm in Germany for quite some time. The implementation of the Flexibilization and Security Act in the Netherlands has given this process a strong boost there. We have also started a similar program on a limited scale in the US. Its aim is to extend the length of time staffing employees work with Randstad. The fact that they have an employment contract with the staffing organization makes different demands on the way we work.

Influenced by flexibilization and security legislation, the number of staffing employees on contract is increasing rapidly. At the end of 1999, 20% of our staffing employees in the Netherlands were on contract of limited or unlimited duration. At the end of 2000, this percentage had increased to around 32%. The number of participants in Flexsecurity, the pension plan set up for staffing employees of our operating companies, was 136,000 at the end of the reporting year. Of these, 40,000 were active.

In order to fulfill our role as employer effectively, Randstad Nederland and Tempo-Team have both established dedicated programs known as Job*Life* and All-Stars, respectively. Using these programs, both operating companies communicate the benefits of employment with us to those staffing employees who prefer extended contracts. Both programs offer career pathing, industry-specific training, appraisals, evaluations and employee benefits. A similar program, called True Blue, has been launched in the US.

Being a good employer is inextricably linked to an effective policy to curtail and prevent absenteeism due to sickness. This is important for both employer and employee. The thinking behind this policy is to reduce absenteeism among both corporate and staffing employees to below the average for the industry and keep it there.

## Value-based Performance Management

In 2000, we began the Group-wide implementation of Value-based Performance Management. This system gives employees clear goals based on potential to create value; the employees involved are rewarded according to their performance and achieved goals. Projects have already been launched at Randstad Nederland, at Randstad Interlabor in Belgium, and Randstad Intérim in France. The organization in the US already worked on a performance-based reward system. The initial results are positive. After evaluation, the idea is to roll out the system to all operating companies as of 2002.

## Employee participation

Representation of employees is regulated through the so-called European Platform made up of employees and representatives of management from all countries where Randstad operates. Its goal is to stimulate a dialog at Group level between board members, management and staff. The US has participated in this program as a matter of Group policy, although it is not covered by these regulations.
The Platform met three times in 2000. Important issues were information and communication technology, the launch of the Hedson brand, the joint venture with publisher VNU in newmonday.com, health and safety, and the setup of shared service centers for back-office activities in Europe.

Preparations were also made for the establishment of a central workers' council (COR) representing the combined operating companies in the Netherlands. The qualities Randstad looks for in employee representation are conscientiousness, functionality, and accurate reflection of our pool of both corporate and staffing employees. The actual installation of the COR will take place in 2001. Randstad pursues sound relationships with labor unions. At Group level, agreements have been reached on regular discussions.

## Stock option fund

To stimulate motivation and commitment in personnel, Randstad has offered stock options to all corporate employees for many years. Decisions on whether options should be offered are made on an annual basis. If they are issued, then the number available to each participant is fixed according to a formula whose main criteria are length of service and salary level. Participants in the option plan are governed by an internal regulation to prevent abuse of insider information.

Before the initial public offering in 1990, a significant share of issued capital was transferred to a foundation set up specially to administer the stock option fund, the Stichting Administratiekantoor Randstad Optiefonds (Randstad Option Fund Trust Office). As a result, there is no dilution or any other effect on the number of issued shares. In 2000, 1.6 million options were allocated against an exercise price of € 37.75; a small number (56,000) have an exercise price of € 42.50.

At the end of 2000, the Stichting Randstad Optiefonds (Randstad Option Fund Foundation) held more than 12.4 million Randstad Holding ordinary share certificates. At 31 December 2000, there were 4.7 million ordinary shares (certificates) outstanding with an average exercise price of € 36.33. At the end of 2000, ordinary shares were trading at € 15.65. A further 1.4 million share certificates were held by employees following exercised options. A complete overview of allocated and still outstanding options is included in the Financial Statements.

At Randstad, the usual term for each option plan is five years; a limited number of options (around 140,000), allocated to employees in North America, have a longer term. The majority of options can be exercised starting three years after allocation.

# Information and communication technology

Within the Randstad Group, information and communication technology (IT) is used to increase productivity, to offer more opportunities for personalized services, and to improve levels of service. The latter implies accessibility 24 hours per day, seven days per week. In order to get the best use from the opportunities offered by IT, it is essential to achieve a high level of uniformity within the Group. This means a flexible infrastructure, a common data model, and transparent data. Integration and standardization of IT components play a key role here.

There is increasing emphasis within the Group on the application of relatively new e-commerce technologies, both for front and back-office. This affects the shared infrastructure and the IT functionalities needed. A new IT governance came into force on 1 May 2000 to allocate accountability and competencies and to achieve synergetic benefits.

The reporting year again saw investment in IT infrastructure. Randstad North America is currently implementing a new, e-commercial back-office platform; a new front office platform is also being developed. At Randstad Europe, major steps have been taken to achieve an integrated and standardized IT infrastructure. In 2001, all efforts will be focused on further streamlining the IT infrastructure and optimizing existing investments.

In 2000, both Randstad Europe and Randstad North America began the startup and implementation of a common data model. This will deliver speed, flexibility and transparency for personnel, corporate customers, staffing employees and suppliers. For Randstad Europe, this data model is already operational for our various Internet activities. In 2001, the further development and implementation of this common data model will be continued and expanded for Capac, Yacht, Tempo-Team and Hedson.

All divisions and operating companies now have a presence on the Internet. During 2000, the sites were equipped with more interactive and dynamic functionalities, such as options for sending resumes and searching for jobs.

In 2001, there will be a strong emphasis on broadening the functionality of the various Internet sites. This will include the integration of (interactive) sites in work processes and the development of matching supply and demand via the Internet by connecting to the standard matching engine developed by Hedson. A common infrastructure with central databases and interaction with central back-office systems will be the basis of these processes.

A cluster of Intranet applications was implemented in North America during the reporting year. This new technological option will generate considerable cost savings as it reduces administration. Access to internal information was improved significantly through the utilization of these Intranet applications. E-based learning programs are another Intranet application. These enable all corporate employees to follow online training programs, any time, any place.

E-procurement is playing an increasing role for our corporate customers. The decision was made to cooperate with suppliers of procurement applications and with multinationals in an effort to start an experiment in automated flexible staffing. The matching engine developed by Hedson plays a key role here because it is a unique system that automates the procurement of services by corporate customers directly.

Further in 2000, Randstad carried out research on procurement processes for non-strategic goods and services within the Group. This led to action that will generate cost reductions by organizing e-procurement within the Group. IT costs came to around € 139 million.

# Performance review Randstad Europe

## Core data Randstad Europe

in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | 3,216.7 | 10.4 | 2,913.3 |
| Direct costs | 2,463.1 | 9.1 | 2,257.0 |
| Gross profit | 753.6 | 14.8 | 656.3 |
| Operating expenses | 605.8 | 19.6 | 506.4 |
| Operating result | 147.8 | (1.4) | 149.9 |
| Depreciation | 24.2 | | 22.2 |
| Investments | 44.0 | | 21.2 |
| **Balance sheet** | | | |
| Tangible fixed assets | 74.1 | | 60.7 |
| Operational working capital | 79.4 | | 7.1 |
| Operational capital employed | 153.5 | | 67.8 |
| Operating return* (in %) | 133.6 | | |
| **Operational ratios as % of revenues** | | | |
| Gross margin | 23.4 | | 22.5 |
| EBITDA | 5.3 | | 5.9 |
| Operating result | 4.6 | | 5.1 |
| Number of branches | 1,169 | | 935 |
| Average number of staffing employees | 128,700 | | 122,900 |
| Number of corporate employees, year-end | 8,250 | | 6,640 |

*operating result on average operational capital employed



Revenues generated by Randstad Europe grew by 10.4% to € 3,216.7 million (1999: € 2,913.3 million) in the reporting year. Organic growth was around 6%. Acquisitions of Umano and Tempo Grup in Spain, Mobile in France and Constructief in the Netherlands accelerated growth by more than 4%. Gross profit rose by € 97.3 million (+ 14.8%) to € 753.6 million (1999: € 656.3 million), improving the gross margin to 23.4% from 22.5%. More value was added especially in the Netherlands and France. The margins in Germany and Belgium were lower than last year due to increased competition. The acquisitions also put pressure on gross margins. Operating results for Randstad Europe decreased 1.4% to € 147.8 (1999: € 149.9 million). The primary causes are investment in new branches in the United Kingdom (+ 16), in growth markets in Germany (+ 69), Spain (+ 15) and Italy (+ 31), and extensive investment in IT.

The Randstad Europe division targets the mass-customized segment of the European temporary and contract staffing market. Within the division, operating companies have developed focused personalized formulas to supply flexible personnel for a variety of jobs and other services to a broad range of corporate customers. In addition, Randstad Europe has developed formulas for marketing to specific skill segments, such as secretarial and administrative personnel, logistics, healthcare, call centers and telecommunications.

Randstad Nederland's organization has been adjusted to meet changing market conditions. Once an organization built up of business units with their own staff, the new model comprises lean operational units that are strongly focused on service to customers. The division's management has been hard at work to adapt its marketing strategy to a multi-channel approach. The integration of new IT options and customer relations management was especially demanding.

In August, we acquired Uitzendbureau Constructief, a staffing agency serving the construction industry with seven branches in the Netherlands. It has since been integrated into BouwFlex, making it the largest staffing company in construction in the Netherlands.

Randstad was able to win a number of projects in the Netherlands and Belgium for government initiated reintegration programs.

Geographic spread revenues Randstad Europe

as % of revenues



| | |
|---|---|
| Netherlands | 43.9 |
| Germany | 18.6 |
| Belgium* | 17.1 |
| France | 10.4 |
| Spain* | 6.1 |
| Switzerland | 1.4 |
| United Kingdom | 1.2 |
| Italy | 0.7 |
| Denmark | 0.6 |
| Total in millions of € | 3,216.7 |

* Belgium, including Luxembourg; Spain, including Portugal

Belgium's market share, including Luxembourg, was under pressure from increased competition. Nevertheless, we were able to bring in higher revenues and better operating results. The number of branches was expanded in the second half. In the final months of 2000, a number of major advertising campaigns were launched to improve name recognition and Randstad Interlabor became shirt sponsor for the Standard Luik soccer team.

In Germany, a promising growth market given the low penetration level of temporary and contract staffing, a large number of branches were opened. Weakening market growth in the second half affected full year results negatively. The integration of Randstad Zeit-Arbeit and time power, acquired in 1999, also played a role. Randstad Germany saw a slight recovery in the fourth quarter.

Developments in France were excellent. Our commercial strategy there was refocused, with more attention for market segments where greater added value can be generated. Market share was increased in a strong growth market; revenues rose by 40.3%, bringing in record results. In 2000, Randstad acquired the Mobile staffing company, a rapidly growing agency with eight branches in Paris and Lyon.

Randstad Spain generated strong organic growth, especially towards year-end. In the reporting year, the integration of Tempo Grup, acquired in 1999, was finalized. During the year, we acquired the Umano staffing company with 105 branches, making Randstad the second largest staffing organization in Spain and market leader in the major commercial centers of Madrid and Barcelona. The integration of Umano has started, with initial focus on back-office activities.

In the United Kingdom, revenues grew faster than the market. The number of branches was increased considerably and the organization was restructured in preparation for expansive growth that manifested itself in the second half.

There was a strong growth in Italy, both in the market and in Randstad's revenues. The market is at an early stage of development. Randstad has rapidly built up a network of 44 branches. Aggressive marketing will be continued through 2001. Results were just under break-even. Start-up costs are modest in spite of the strong expansion rate.

Revenues increased in Switzerland, but following relatively large increases in advertising and real estate costs, results were about the same as in 1999. Staff is comparatively scarce on the Swiss market. Impressive growth for Denmark in revenues and results was realized. Both were clearly higher than market growth. Strong growth was especially booked in the healthcare sector. Randstad's first branch was opened in the Portuguese capital, Lisbon, in mid-2000. A second was opened in Porto in January 2001.

The forecast for Randstad Europe in 2001 is that revenues will again grow in spite of the slight decline in revenues expected in the Netherlands. Growth will be higher than divisional average in Spain, Italy and Germany. Strong expansion in the UK is also in the pipeline. As of 1 January 2001, € 64.2 million in revenues will shift from Randstad Europe to Capac Inhouse Services (France: € 37.2 million; Belgium: € 27.0 million). Income will improve slightly in 2001.

# Performance review Randstad North America

**Core data Randstad North America**
in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | 1,590.0 | 18.1 | 1,346.6 |
| Direct costs | 1,206.9 | 18.1 | 1,022.1 |
| Gross profit | 383.1 | 18.1 | 324.5 |
| Operating expenses | 334.1 | 39.6 | 239.3 |
| Operating result | 49.0 | (42.5) | 85.2 |
| Depreciation | 11.1 | | 8.7 |
| Investments | 22.4 | | 6.2 |
| **Balance sheet** | | | |
| Tangible fixed assets | 42.4 | | 23.4 |
| Operational working capital | 248.8 | | 199.3 |
| Operational capital employed | 291.2 | | 222.7 |
| Operating return* (in %) | 19.1 | | |
| **Operational ratios as % of revenues** | | | |
| Gross margin | 24.1 | | 24.1 |
| EBITDA | 3.8 | | 7.0 |
| Operating result | 3.1 | | 6.3 |
| Number of branches | 517 | | 454 |
| Average number of staffing employees | 57,100 | | 60,000 |
| Number of corporate employees, year-end | 3,370 | | 2,730 |

*operating result on average operational capital employed



Randstad North America booked revenue growth of 18.1% to € 1,590.0 million (1999: € 1,346.6 million). In US dollars, revenues grew by 2.1%; 1.1% came from the acquisition of Temps & Co. Revenues in the US came under pressure in the second half due to a flattening market. The integration process also had a negative effect on revenue growth. Canadian revenues rose by more than 300% to € 4.3 million. At 24.1%, gross margin was maintained at the same level as in 1999. Operating results fell by € 36.2 million to € 49.0 million (1999: € 85.2 million); acquisitions contributed plus 4.5%. Increased expenses were generated primarily by the opening of 63 new branches and the recruitment of personnel (+640) for this expanded network. The new branches were opened at a time when market growth slowed in the US. This means start-up losses on new branches were higher than expected.

The Randstad North America division targets the mass-customized market in North America. Personalized formulas are used to supply services to a broad range of corporate customers. The division has been segmented into five business lines: office, professional, creative, technical, and industrial support.

The reporting year was full of challenges for Randstad North America. A radical integration process was completed, while simultaneously pursuing vigorous branch expansion plans. In the US, flattening market conditions in the second half meant we were unable to reap the benefits of these efforts. In Canada the number of branches was expanded from two to 10, resulting in excellent growth.

The development of revenues and results led to a reevaluation of the cost structure in the second half. It was decided to reduce a number of non-commercial functions. In 2001, this will lead to more focused and aggressive commercial power.

After the assimilation of the various business units from Strategix Solutions, which had been acquired in 1998, the branch networks were integrated in the reporting year. The functions, work methods and reward structures for personnel in the branches were harmonized, existing Strategix brands were relabeled and branch decor brought in line with the Randstad corporate identity. The comprehensive operation, which also included focus on retraining and skills development, was carried out on a region-by-region basis. At the same time, branch locations were evaluated and potentially new locations explored. In the end, the number of branches grew in 2000 from 454 to 517. All of the Strategix branches now operate under the Randstad brand.

Back-office activities are in the process of being concentrated into a shared service center to increase efficiency and improve service. During 2000, a start was made on the closure of six administrative centers. In due time, all back-office activities for North America will be processed in Atlanta.

Expectations for Randstad North America in 2001 are reasonably positive for both revenue development and profitability, partly following adjustments to the organization and a reinforced market focus. However, a flattening US economy is also expected to slow revenue growth, especially in the first half.

# Performance review Tempo-Team and Otter-Westelaken Group

Core data Tempo-Team/Otter-Westelaken Group
in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | **627.8** | (3.2) | 648.8 |
| Direct costs | **451.8** | (7.3) | 487.3 |
| Gross profit | **176.0** | 9.0 | 161.5 |
| Operating expenses | **114.7** | 1.1 | 113.5 |
| Operating result | **61.3** | 27.7 | 48.0 |
| Depreciation | **4.5** | | 4.6 |
| Investments | **2.5** | | 5.8 |
| **Balance sheet** | | | |
| Tangible fixed assets | **8.8** | | 10.8 |
| Operational working capital | **(6.5)** | | (6.2) |
| Operational capital employed | **2.3** | | 4.6 |
| Operating return* (in %) | **1,766.8** | | |
| **Operational ratios as % of revenues** | | | |
| Gross margin | **28.0** | | 24.9 |
| EBITDA | **10.5** | | 8.1 |
| Operating result | **9.8** | | 7.5 |
| Number of branches | **245** | | 261 |
| Average number of staffing employees | **31,000** | | 33,400 |
| Number of corporate employees, year-end | **1,980** | | 1,840 |

*operating result on average operational capital employed

***tempo-team***

Combined revenues fell by 3.2% to € 627.8 million (1999: € 648.8 million). Gross margin improved to 28.0% (1999: 24.9%) through a shift in the revenue mix from temporary to contract staffing. Indirect costs increased only slightly compared to the previous year, leading to a growth in operating result of 27.7% from € 48.0 million to € 61.3 million.

Tempo-Team

Revenues at Tempo-Team fell slightly (-3.5%) to € 602.1 million in a flattening market. Influenced by market conditions and legislation on flexibility and security, the share of contract staffing in the revenue mix rose strongly compared to the previous year. The All-Stars program launched in 1999 was further expanded in 2000. Werknet was fully integrated.

During the reporting year, it became clear that market developments were lagging behind expectations. Early action prompted decisions to slim down the organization so that results would remain on target. The focus here was sharpening commercial policy. Sub-brands were developed by industry and segment, including focus on government, logistics, financial services, small and medium-sized businesses, and healthcare. Merging or closing a number of offices adjusted the branch network.

A lot of attention was given to the development of services related to temporary and contract staffing, such as recruitment and selection, redeployment services, and specific kinds of subcontracting. Support services in HR, especially in small and medium-sized businesses (SMEs), were also developed.

We expect a light decline in the market during 2001. However, Tempo-Team is expected to increase its market share through further concentration on SMEs. Revenues could still fall slightly. But the results will be higher as we reap the benefits of measures taken in 2000.

## Otter-Westelaken Group


uitzendbureau
otter-westelaken

The Otter-Westelaken Group focuses on temporary and contract staffing for technical personnel, such as welders, electricians and plumbers. Among its corporate customers are shipyards and installation companies. In a lightly falling market, revenues rose by 1.6% to € 25.7 million. As a result, the Otter-Westelaken Group won market share. With gross margins stable, Otter-Westelaken again brought in excellent results that were fractionally higher than in 1999. The number of branches grew from 10 to 12. In spite of forecast difficult market conditions, we expect further increases in revenues and results.

The outlook for both Tempo-Team and the Otter-Westelaken Group in 2001 is reasonably positive. An increase in efficiency is priority and a further rise in the share of contract staffing will lead to a slightly higher gross margin. Firm cost control policies will further support growth in profitability.

# Performance review Yacht

## Core data Yacht

in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | 282.4 | (1.4) | 286.4 |
| Direct costs | 199.8 | 4.8 | 190.6 |
| Gross profit | 82.6 | (13.8) | 95.8 |
| Operating expenses | 93.3 | 19.9 | 77.8 |
| Operating result | (10.7) | (159.4) | 18.0 |
| Depreciation | 3.0 | | 2.7 |
| Investments | 4.4 | | 4.0 |
| **Balance sheet** | | | |
| Tangible fixed assets | 6.7 | | 6.3 |
| Operational working capital | 36.7 | | 10.6 |
| Operational capital employed | 43.4 | | 16.9 |
| Operating return* (in %) | (35.5) | | |
| **Operational ratios as % of revenues** | | | |
| Gross margin | 29.2 | | 33.4 |
| EBITDA | (2.7) | | 7.2 |
| Operating result | (3.8) | | 6.3 |
| Number of branches | 41 | | 60 |
| Average number of staffing employees | 4,500 | | 4,700 |
| Number of corporate employees, year-end | 730 | | 680 |

*operating result on average operational capital employed

YACHT

Yacht's revenues in 2000 showed highly diverse development. Revenues from Finance and Management rose by more than 25%, with Technology showing healthy growth. The IT segment, however, was weak in 2000 so that Yacht revenues fell slightly (-1.4%) to € 282.4 million (1999: € 286.4 million). Gross margins were under pressure, primarily due to under-utilization in the IT segment, declining from 33.4% in 1999 to 29.2% in 2000. Control of indirect costs could not prevent a lower operating result. Start-up costs for the new organization and costs for development of the service concept (€ 14.2 million) led to a negative operating result of € 10.7 million (1999: plus € 18.0 million).

Following intensive preparations in 1999, the business units that made up Randstad Special Products were integrated in the early part of 2000. Subsequently, in May 2000, the brand name Yacht was launched.

Yacht focuses on the highest segment of the European temporary and contract staffing market. It positions as a solution provider for professionals with work experience. For corporate customers, the emphasis is on specialized services using highly qualified, motivated personnel. Staffing employees are offered career opportunities and a working environment where they can develop as individuals. Yacht has four business lines: Finance, IT, Management, and Technology.

For Yacht as a whole, the emphasis will shift even further towards adding value for both corporate customers and staffing employees, and to knowledge management. Driving this shift is the use of databases, the creation of knowledge communities, and the building of a network to support knowledge development and transfer, much of it based on Internet technology.

The Management and Technology business lines both developed according to expectations, with Finance performing very well. Demand for IT services was less than forecast, and remaining demand was different in nature. As a result, demand and supply were not well matched and underutilization developed. Measures were taken and the surplus availability has been resolved.

Offices were opened in Germany and in the United Kingdom. In Belgium, three existing companies were merged in early 2001.

newmonday.com
make your career move

The under-utilization in IT was resolved at the end of the reporting year enabling a recovery in Yacht's income in 2001. At the same time, a leaner IT organization will again mean there will be a differentiated pattern in revenue growth. We expect Finance and Management to repeat their high growth, with Technology contributing to growth. In addition, activities in Belgium will be expanded. Recruitment and selection activities will be further developed. Yacht expects an increase in revenues as a result and positive income in 2001.

Geographic spread revenues Yacht
as % of revenues

| | |
|---|---|
| Netherlands* | 87.6 |
| Belgium | 10.1 |
| United Kingdom | 2.3 |
| Total in millions of € | 282.4 |

*including Germany



Spread revenues Yacht by segment
as % of revenues

| | |
|---|---|
| Technology | 48.3 |
| IT | 35.9 |
| Finance and management | 15.8 |
| Total in millions of € | 282.4 |



In a joint venture with Dutch publisher VNU, Randstad launched newmonday.com, a pan-European career portal on the Internet that recruits and mediates professionals in segments such as IT, Engineering, Finance and Marketing/Sales. Newmonday.com makes comprehensive use of all options offered by the Internet as channel for distribution and communication.

Newmonday.com's core offering is a shortlist of between two and five candidates who are selected from the database according to the corporate customer's profile and criteria. The initial selection is computerized. However, the next step is for an e-cruiter to contact candidates personally, holding telephone interviews with them to determine suitability and availability before compiling a final shortlist. The corporate customer then hires the most suitable candidate.

The advantages of newmonday.com for corporate customers are access to an up-to-date database enhanced by personal contact, rapid action and competitive rates.

Newmonday.com offers candidates attractive jobs and information that connects to his/her professional and personal skills and ambitions. In addition, the site provides a community of people who share the same profession and/or are in the same phase of career development.

The corporate customer pays a fee to newmonday.com for each shortlist supplied. If a candidate and potential employer subsequently enter into a contract, an additional fee is charged. Besides the shortlist, the corporate customer receives exposure on the site, varying from advertisements to comprehensive corporate presentations.

In the second half of 2000, the Intermediair.nl and Job World sites were brought in by VNU under the newmonday.com brand name. The organization is currently active in the Netherlands, Belgium, France and the UK. At the start of 2001, there were around 350,000 professional resumes in the database.

As already announced, income over 2000 was minus € 22.2 million (Randstad's share is minus € 11.1 million). Newmonday.com will not contribute to income in 2001.

# Performance review Capac/Hedson

## Core data Capac/Hedson

in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | 193.3 | 25.0 | 154.6 |
| Direct costs | 156.5 | 22.8 | 127.4 |
| Gross profit | 36.8 | 35.3 | 27.2 |
| Operating expenses | 35.4 | 90.3 | 18.6 |
| Operating result | 1.4 | (83.7) | 8.6 |
| Operating result (Capac) | 10.3 | 19.8 | 8.6 |
| Depreciation | 2.0 | | 0.4 |
| Investments | 13.4 | | 1.9 |
| **Balance sheet** | | | |
| Tangible fixed assets | 13.2 | | 2.1 |
| Operational working capital | (0.9) | | (7.6) |
| Operational capital employed | 12.3 | | (5.5) |
| Operating return* (in %) | 41.2 | | |
| **Operational ratios as % of revenues** | | | |
| Gross margin | 19.0 | | 17.6 |
| EBITDA | 1.8 | | 5.8 |
| Operating result | 0.7 | | 5.6 |
| Operating result (Capac) | 5.3 | | 5.6 |
| Number of branches | 9 | | 4 |
| Number of in-house branches | 220 | | p.m. |
| Average number of staffing employees | 9,300 | | 7,900 |
| Number of corporate employees, year-end | 400 | | 290 |

*operating result on average operational capital employed


CAPAC INHOUSE SERVICES

Revenues from the Capac/Hedson division were generated almost exclusively by Capac Inhouse Services in the reporting year. These grew by 25.0% to € 193.3 million (1999: € 154.6 million). Capac is now active on location at more than 200 major customers, with over 220 in-house sites. Gross margins were improved following major demand for Capac's services from 17.6% to 19.0%. Divisional operating results were influenced negatively by startup costs on Hedson (€ 8.9 million). Capac Inhouse Services excluding Hedson was able to grow operating results by around 20% to € 10.3 million (1999: € 8.6 million).

The Capac/Hedson division markets to the large-scale segment. This often means placing large numbers of people in a limited number of jobs and job profiles. Two formulas are used: Capac Inhouse Services, which provides its services on the customer's own site, and the virtual staffing agency, Hedson.

### Capac Inhouse Services

The reporting year was again a period of strong growth in client numbers for Capac Inhouse Services. In the Netherlands alone, the number of in-house locations on customer sites increased by more than 30 to 171. It again appeared that the Capac formula contributes to enhanced efficiency in the corporate customer's production process. Capacity planning and work-force management are key concepts in the Capac service offering, which is tailored to specific customer processes.

In 2000, Capac began an international expansion. After three successful years on the Dutch market, Capac Inhouse Services started activities in France, Belgium, Spain and the UK. A number of existing contracts between customers and sister organizations were taken over in France and Belgium so that Capac got off to a flying start. The first in-house sites were set up in Spain and the UK. Although international contributions to revenues are still modest, impressive growth was achieved. Revenues from Capac activities outside the Netherlands were still booked under Randstad operating companies in 2000, partly to limit administrative costs. From 1 January 2001, these revenues will be on the Capac books as well.

Capac Inhouse Services' primary target group has been major industrial and logistics customers. At present, opportunities are being explored in other sectors where large numbers of people are needed in a limited number of jobs. Two such possible sectors are events and facilities services.

Growth is again expected in 2001. A total of € 64.2 million in revenues will be taken over in Belgium (€ 27.0 million) and France (€ 37.2 million). Gross margins will be lower because of developments outside the Netherlands. In spite of the startup and development of new markets, Capac expects to improve operating results.

Geographic spread revenues Capac/Hedson

as % of pro forma revenues based on reallocation of revenues as of 1 January 2001

| | |
|---|---|
| Netherlands | 74.7 |
| France | 14.4 |
| Belgium | 10.5 |
| Spain | 0.2 |
| United Kingdom | 0.2 |
| Total in millions of € | 257.5 |



## Hedson

In the spring of 2000, the first virtual staffing agency in the world was launched in the Netherlands. Hedson is an Internet application that matches supply and demand on the employment market directly through a dedicated search engine. The matching process is fully automated, leading to reduced costs for corporate customers.
At present, registration of staffing employees is handled through call centers. Hedson offers corporate customers real-time insight into availability on the employment market, both in quality and quantity.


hedson

From its launch, interest in the Hedson concept has been substantial, both from corporate customers and staffing employees. For 2000, there were two priorities: overcoming growing pains in the search engine and starting up in the United Kingdom. Both goals were achieved. The number of matches and staffing employees began developing positively in the final months of 2000. Revenues are still limited.

Following intensive preparations, recruitment in the UK was launched. Interest from corporate customers proved great. It was decided to start activities in the Birmingham area and gradually expand operations.

In 2001, activities started in the Netherlands and the UK will be expanded. Startup losses are expected still.

# Performance review Other Activities

## Core data Other Activities

in millions of €, unless otherwise indicated

| | 2000 | Δ % | 1999 |
|---|---|---|---|
| **Statement of income** | | | |
| Revenues | 280.7 | 19.1 | 235.6 |
| Direct costs | 225.8 | 23.6 | 187.5 |
| Gross profit | 54.9 | 14.1 | 48.1 |
| Operating expenses | 40.9 | 4.9 | 39.0 |
| Operating result | 14.0 | 53.8 | 9.1 |
| Depreciation | 2.6 | | 2.4 |
| Investments | 3.1 | | 2.5 |
| **Balance sheet** | | | |
| Tangible fixed assets | 1.8 | | 4.7 |
| Operating working capital | (5.2) | | (5.0) |
| Operating capital employed | (3.4) | | (0.3) |
| **Operational ratios as % of revenues** | | | |
| Gross margin | 19.6 | | 20.4 |
| EBITDA | 5.9 | | 4.9 |
| Operating result | 5.0 | | 3.9 |
| Number of branches | 45 | | 41 |
| Average number of staffing employees | 13,900 | | 12,100 |
| Number of corporate employees, year-end | 530 | | 490 |


randon


LAVOLD

### Randon

Randon's market (personal security, surveillance, alarm response, and building security) has shown steady growth for quite some time. This is due to growing feelings of insecurity in society and the outsourcing of security services by governments and corporations to specialists.

In 2000, the market grew by around 5%. With revenue growth of 23.2% to € 115.3 million (1999: € 93.6 million) Randon was again clearly able to win market share. Gross margins may have come under pressure (20.6% in 2000 against 21.2% in 1999) but due to stringent cost control, Randon was able to bring in strong growth in operating results (55.8%) to € 6.7 million (1999: € 4.3 million).
In 2001, Randon again expects to bring in higher revenues and operating results.

### Lavold

During the reporting year it was decided to focus on core activities. In the interests of both Randstad Holding and the cleaning services we offer, it was decided to search for opportunities for Lavold with specialized organizations. At the end of 2000, Lavold was divested to the ISS Group.

In an almost stable cleaning market, Lavold was able to generate growth in revenues of 16.5% (€ 165.4 million; 1999: € 142.0 million). Absenteeism and turnover among staffing employees brought about a slight decline in gross margin, but conscientious cost policies resulted in a clear improvement in operating results of 52.1% to € 7.3 million (1999: € 4.8 million).
The Executive Committee of Randstad Holding would like to thank Lavold and its personnel for its long-standing contribution to Randstad growth.

# Outlook

In spite of uncertain economic conditions, especially in the US, we expect growth in revenues of between 5 and 10% in 2001. Revenue growth in Europe will vary strongly by region. In countries such as Spain, Italy and Germany, market growth will be higher than in other European markets. We expect a slight fall in the Dutch market.

The outlook for Capac Inhouse Services is favorable. There is great demand for Capac's specific approach. Internationalization launched in 2000 will be pursued vigorously.

We further expect ongoing growth in the professionals segment (Yacht). Demand for highly qualified personnel on a flexible basis is growing. At the same time, professionals are also increasingly looking for work on a project basis with various employers.

Developments at newmonday.com are in line with forecasts made earlier. Newmonday.com will not yet contribute to results in 2001.

The cost of funding will be higher, with the tax burden maintained at around the 2000 level.

Income from ordinary operations after tax over the full year in 2001 will increase more rapidly than revenues, barring unforeseen circumstances and fluctuations in currency exchange rates. Earnings per ordinary share will increase in line with increased profitability.

For the first half, we are forecasting a result considerably below that of the same period in 2000, due in part to the divestment of Lavold. Investments in IT and new branches will run over into the first half, with revenues not yet fully in line with these investments. First-half results in 2000 were also better than in the second half. The effect of measures taken then will only become visible in the second half of 2001.

In the longer-term, the Executive Committee is optimistic about growth opportunities for the Group. Research shows that the markets for temporary and contract staffing will continue to grow structurally. Randstad operating companies are well positioned in our target segments. Our offering of tailored service concepts will enable us to make every use of opportunities in the market.

Diemen, 19 February 2001

The Executive Committee,
Hans Zwarts

# consolidated statement of income, 2000

| in millions of € | | 2000 | | 1999 | |
|---|---|---|---|---|---|
| **Revenues** | 1 | **6,168.1** | | 5,565.4 | |
| Direct costs | 2 | **4,685.3** | | 4,256.7 | |
| Gross profit | 1 | | **1,482.8** | | 1,308.7 |
| Personnel expenses | 3 | **799.0** | | 661.5 | |
| Other operating expenses | 5 | **433.2** | | 342.9 | |
| Total operating expenses | | | **1,232.2** | | 1,004.4 |
| **Operating result** | 1 | | **250.6** | | 304.3 |
| Financial income and expenses | 7 | | **(20.5)** | | (10.6) |
| Income from ordinary operations before tax | | | **230.1** | | 293.7 |
| Taxes | | | **(67.2)** | | (86.7) |
| | | | **162.9** | | 207.0 |
| Result unconsolidated participations | 8 | | **(11.1)** | | – |
| Income from ordinary operations after tax | | | **151.8** | | 207.0 |
| Extraordinary result after tax | 9 | | **55.4** | | – |
| **Net income** | | | **207.2** | | 207.0 |

| | 2000 | 1999 |
|---|---|---|
| **Net income** | **207.2** | 207.0 |
| Preferential dividend | **(8.6)** | (8.6) |
| Net income for ordinary shareholders | **198.6** | 198.4 |
| Outstanding ordinary shares (in millions) | **115.6** | 115.6 |
| Earnings per ordinary share (€) | **1.72** | 1.72 |
| Earnings per ordinary share from ordinary operations (€) | **1.24** | 1.72 |

# consolidated balance sheet at 31 december 2000



| after profit appropriation, in millions of € | | 2000 | | 1999 | |
|---|---|---|---|---|---|
| Tangible fixed assets | 15 | 253.4 | | 197.8 | |
| Financial fixed assets | 16 | 343.7 | | 277.9 | |
| **Fixed assets** | | | 597.1 | | 475.7 |
| Receivables | 17 | 1,309.1 | | 1,085.4 | |
| Cash | 18 | 53.6 | | 181.9 | |
| Current assets | | 1,362.7 | | 1,267.3 | |
| Short-term debt | 19 | 977.9 | | 976.7 | |
| **Working capital** | | | 384.8 | | 290.6 |
| **Capital employed** | | | 981.9 | | 766.3 |
| **Long-term debt** | 20 | | 415.6 | | 310.0 |
| **Provisions** | 21 | | 264.9 | | 125.3 |
| **Shareholders' equity** | 22 | | 301.4 | | 331.0 |
| | | | 981.9 | | 766.3 |
| **Operational working capital** | 23 | | 489.1 | | 228.8 |
| **Operational capital employed** | 23 | | 742.5 | | 426.6 |
| **Interest-bearing debt** | 24 | | 591.8 | | 341.7 |
| **Net debt** | 24 | | 538.2 | | 159.8 |
| **Balance sheet total** | 25 | | 1,959.8 | | 1,743.0 |

# consolidated statement of cash flow, 2000

| in millions of € | 2000 | | 1999 | |
|---|---|---|---|---|
| Operating result | 250.6 | | 304.3 | |
| Depreciation | 53.9 | | 45.7 | |
| Changes in provisions | (39.9) | | (18.7) | |
| Result unconsolidated participations | (11.1) | | – | |
| Tax paid on profits | (6.5) | | (18.7) | |
| **Cash flow from operating activities before changes in operational working capital** | | 247.0 | | 312.6 |
| Changes in: | | | | |
| Receivables | (110.7) | | (169.8) | |
| Short-term non-interest bearing debt | (178.9) | | 112.2 | |
| | | (289.6) | | (57.6) |
| **Cash flow from operating activities** | | (42.6) | | 255.0 |
| Investments in tangible fixed assets | (113.3) | | (63.0) | |
| Disposal of tangible fixed assets | 4.9 | | 4.9 | |
| Acquisition of group subsidiaries | (236.5) | | (203.7) | |
| **Cash flow from investing activities** | | (344.9) | | (261.8) |
| **Free cash flow** | | (387.5) | | (6.8) |
| Changes in: | | | | |
| Long-term debt | 90.3 | | 172.7 | |
| Provisions deferred taxation | 147.5 | | 38.2 | |
| Other financial fixed assets | (30.6) | | (84.4) | |
| Short-term interest-bearing debt | 139.4 | | (6.5) | |
| Increased financing | | 346.6 | | 120.0 |
| Financial income and expenses | (20.5) | | (10.6) | |
| Dividends paid | (88.4) | | (63.5) | |
| Reimbursement to financiers | | (108.9) | | (74.1) |
| **Cash flow from financing activities** | | 237.7 | | 45.9 |
| Exchange-rate differences | | 27.4 | | 5.2 |
| **Net cash flow** | | (122.4) | | 44.3 |
| Received from acquisitions/changes through divestments | | (5.9) | | 8.5 |
| **Changes in cash** | | (128.3) | | 52.8 |

# notes on the consolidated financial statements (amounts in millions of €, unless otherwise indicated)

## Consolidation principles

The consolidated financial statements comprise the financial data of Randstad Holding nv and its group subsidiaries. The latter are those companies where Randstad Holding nv has either direct or indirect managerial control. The accounts of acquired/divested group subsidiaries are consolidated from/up to the date of sale. See page 77 for a list of main group subsidiaries.

## Principles for the valuation of assets and liabilities and determination of results

Tangible fixed assets are stated at cost less depreciation calculated on the basis of a fixed percentage of the purchase price and depending on the anticipated life of the asset. As of 2000, investments in software have been capitalized and depreciated.

The amount paid for the acquisition of new group subsidiaries over and above the net asset value on the day of sale is charged as goodwill directly to shareholders' equity. Profits accrued through the sale of participations is stated as extraordinary income as per the day of sale.

Unconsolidated participations are valued against net asset value.

Financial fixed assets are stated at nominal value, after deductions for provisions where necessary.

Receivables are stated at nominal value less provisions for dubious accounts.

Deferred tax liabilities and debt are calculated according to the prevailing tax rate; claims are only stated insofar as they can be offset within the Group within a reasonable timeframe.

Pension provisions are stated at actuarial value.

The remaining assets and liabilities are stated at face value.

Balance sheet items denominated in other currencies are converted at year-end exchange rates; entries in the statement of income are converted using the average exchange rates over the full reporting year. Differences in valuation which occur when non-Dutch operating companies are consolidated are charged or credited directly to shareholders' equity. Other currency differences are included in the operating result.

Net revenues are the sum of amounts billed to third parties during the year and excluding taxes levied. Income and expenses are stated in the year they were generated or incurred, although possible losses are taken as soon as they are identified.

Gross profit is the balance of net revenues less salary and other expenses directly related to net revenues.

Tax on income is the sum of taxes levied on commercial profits in the countries where those profits were earned, based on local fiscal regulations. Tax-exempt income is taken into account in calculations of tax on income. Losses made by group subsidiaries are included in consolidated income and are taken into account in calculating tax on income insofar as the amounts can be offset within the Group within a reasonable timeframe.

Principles for valuation and determination of income are the same as in the previous year.

## Consolidated cash flow

The indirect method is used to draw up the consolidated cash flow statement. The purchase price of acquisitions is included in cash flow from investing activities. Changes in assets and liabilities ensuing from acquisitions are included in calculation of cash flow from operating activities.

| Currency exchange rates | 2000 | | 1999 | |
|---|---|---|---|---|
| | Average | At year-end | Average | At year-end |
| US dollar | **1.09** | **1.08** | 0.94 | 1.00 |
| Canadian dollar | **0.73** | **0.72** | 0.63 | 0.69 |
| Sterling | **1.64** | **1.61** | 1.52 | 1.61 |
| Swiss franc | **0.64** | **0.66** | 0.63 | 0.62 |
| Danish crown | **0.13** | **0.13** | 0.13 | 0.13 |

For acquisitions, the average exchange rate from date of sale is applied when converting the statement of income; the balance sheet on date of sale is converted against the rate applicable on the day of sale.

# notes on the consolidated statement of income

1. Information by segment
Information by segment and geographic data are included on page 67 and after.

| 2. Direct costs | 2000 | 1999 |
|---|---|---|
| Wages and salaries | **3,589.5** | 3,275.8 |
| Social security charges | **831.8** | 795.3 |
| Pension charges | **26.5** | 20.0 |
| | **4,447.8** | 4,091.1 |
| Other direct costs | **237.5** | 165.6 |
| | **4,685.3** | 4,256.7 |

Other direct costs in 2000 include occasional wage subsidies; this item has a positive effect of around 0.5%.

| 3. Personnel expenses | 2000 | 1999 |
|---|---|---|
| Wages and salaries | **598.3** | 443.6 |
| Social security charges | **74.6** | 64.4 |
| Pension charges | **16.7** | 15.3 |
| | **689.6** | 523.3 |
| Other personnel expenses | **109.4** | 138.2 |
| | **799.0** | 661.5 |

| 4. Wages, salaries and social security charges | 2000 | 1999 |
|---|---|---|
| The result includes: | | |
| Wages and salaries | **4,187.8** | 3,719.4 |
| Social security charges | **906.4** | 859.7 |
| Pension charges | **43.2** | 35.3 |
| | **5,137.4** | 4,614.4 |

| 5. Other operating expenses | 2000 | 1999 |
|---|---|---|
| Advertising and marketing | **110.3** | 92.2 |
| Accommodation | **122.4** | 99.9 |
| Other expenses | **200.5** | 150.8 |
| | **433.2** | 342.9 |

| 6. Depreciation | 2000 | 1999 |
|---|---|---|
| The result includes depreciation on tangible fixed assets | **53.9** | 45.7 |

| 7. Financial income and expenses | 2000 | 1999 |
|---|---|---|
| Interest and similar income | **34.6** | 8.2 |
| Interest and similar expenses | **(55.1)** | (18.8) |
| | **(20.5)** | (10.6) |

| 8. Income unconsolidated participations | 2000 | 1999 |
|---|---|---|
| Unconsolidated participations | **(11.1)** | 0.0 |

This item concerns the 50% share in income from the joint venture newmonday.com.

| 9. Extraordinary result after tax | 2000 | 1999 |
|---|---|---|
| Extraordinary income: | | |
| Divestment of subsidiaries | 74.8 | – |
| Extraordinary expenses: | | |
| Provisions for reorganization | (30.6) | – |
| Balance extraordinary income and expenses | 44.2 | – |
| Taxes | 11.2 | – |
| Extraordinary result after tax | 55.4 | – |

Extraordinary income is the book profit on the divestment of cleaning services company, Lavold; the income is tax exempt. Extraordinary expenses are a provision for the cost of reorganization in the Netherlands and the US of € 30.6 million; taxes are € 11.2 million.

At 31 December 2000, around 4.7 million options on Randstad Holding ordinary share certificates were outstanding within the framework of the Randstad Group's personnel stock option plan; composition and turnover in 2000 is as follows:

| 10. Personnel stock options | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|
| Options granted (x 1,000) | 1,606 | 1,416 | 1,022 | 1,568 | 2,568 | 3,636 |
| Number of employees | 8,950 | 9,540 | 7,150 | 5,975 | 5,012 | 3,600 |
| Exercise price (average in € ) | 37.92 | 43.69 | 41.97 | 25.58 | 15.21 | 8.15 |
| Turnover (x 1,000): | | | | | | |
| Still outstanding options at 31/12/1999 | – | 1,360 | 835 | 760 | 746 | 34 |
| Granted | 1,606 | – | – | – | – | – |
| Exercised | – | (2) | (17) | (95) | (293) | (34) |
| Matured | (1) | (32) | (102) | (18) | (6) | – |
| Still outstanding options at 31/12/2000 | 1,605 | 1,326 | 716 | 647 | 447 | – |

Options are granted to corporate employees on ordinary share certificates in the possession of the Randstad Option Fund Foundation. Take-up of options does not result in new share issues or dilution of earnings per share.

The following items relating to remuneration of the Executive Committee are included in the result:

| 11. Remuneration Executive Committee in € | 2000 | 1999 |
|---|---|---|
| Salary | **464,000** | 441,000 |
| Performance-related bonus | **46,000** | 117,000 |
| Social security charges | **6,000** | 6,000 |
| Pension charges | **312,000** | 248,000 |
| | **828,000** | 812,000 |

The number of options outstanding to the Executive Committee at 31 December 2000:

| | 2000 | 1999 |
|---|---|---|
| options 1998 (exercise price € 41.97) | **5,676** | 5,676 |
| options 1999 (exercise price € 50.00) | **6,286** | 6,286 |
| options 1999 (exercise price € 43.50) | **187** | 187 |
| options 2000 (exercise price € 42.50) | **7,648** | – |
| options 2000 (exercise price € 37.75) | **219** | – |
| Total options | **20,016** | 12,149 |

The options are granted within the framework of the personnel stock option plan.
No options were exercised by the Executive Committee in 2000.

12. Stipendium to the Supervisory Board
In 2000, the stipendium paid to the Supervisory Board was € 116,000 (1999: € 106,000); the stipendium is not dependent on Group performance.

No option entitlements are granted to the Supervisory Board.
One of the members has an interest in a legal entity which, based on the Declaration of Interests Act, is registered as a stake in Randstad Holding nv in the 25-50% category. The same board member is the only chairman of two Foundations which, based on the same act, reports an interest in Randstad Holding nv in the 10-25% and 5-10% categories.

| 13. Employee numbers | 2000 | 1999 |
|---|---|---|
| Staffing employees | **244,500** | 241,000 |
| Corporate employees | **15,570** | 12,900 |
| | **260,070** | 253,900 |

14. Information by segment
Information by segment and geographic data are included on page 67 and after.

| 15. Tangible fixed assets | 2000 | 1999 |
|---|---|---|
| Buildings and land | **103.9** | 94.3 |
| Software | **20.9** | - |
| Other fixed assets | **128.6** | 103.5 |
| | **253.4** | 197.8 |

Changes in tangible fixed assets in 2000 were:

| | Buildings and land | Software | Other fixed assets |
|---|---|---|---|
| Purchase price at 1 January 2000 | 115.6 | – | 268.0 |
| Cumulative depreciation | 21.3 | – | 164.5 |
| Book value at 1 January 2000 | 94.3 | – | 103.5 |
| Changes in book value: | | | |
| Acquisitions | – | – | 4.2 |
| Investments | 17.0 | 23.9 | 72.4 |
| Divestments | (4.9) | – | (3.4) |
| Depreciation | (2.8) | (3.0) | (48.1) |
| Currency differences | 0.3 | – | – |
| Book value at 31 December 2000 | 103.9 | 20.9 | 128.6 |
| Purchase price at 31 December 2000 | 127.1 | 23.9 | 332.8 |
| Accumulated depreciation | 23.2 | 3.0 | 204.2 |
| Book value at 31 December 2000 | 103.9 | 20.9 | 128.6 |

The item Buildings and land includes € 25.3 million in buildings under construction. Other fixed assets include renovation (€ 54.2 million), furnishing and inventory (€ 37.2 million), and computer hardware (€ 36.8 million).

Depreciation terms for tangible fixed assets:

| | Term | Percentage |
|---|---|---|
| Buildings | 33 years | 3 |
| Land | – | – |
| Software | 3 years | 33 |
| Other fixed assets | 4-5 years | 20-25 |

The estimated free-market value of buildings and land is around € 40 to € 50 million higher than book value.

| 16. Financial fixed assets | 2000 | 1999 |
|---|---|---|
| Unconsolidated participations | **24.3** | – |
| Deferred taxes | **293.4** | 262.3 |
| Guarantees | **3.4** | 2.3 |
| Other receivables | **22.6** | 13.3 |
| | **343.7** | 277.9 |

Changes in financial fixed assets in 2000 are:

| | Unconsolidated participations | Deferred taxes | Guarantees | Other receivables |
|---|---|---|---|---|
| Value at 1 January 2000 | – | 262.3 | 2.3 | 13.3 |
| Short-term share | – | 18.2 | – | 0.1 |
| Total | – | 280.5 | 2.3 | 13.4 |
| Changes in book value: | | | | |
| Acquisitions | 35.4 | 6.0 | – | – |
| Income participations | (11.1) | – | – | – |
| Increase | – | 4.7 | 1.4 | 8.8 |
| Repayments | – | (2.2) | (0.1) | – |
| Currency differences | – | 18.6 | – | 0.6 |
| Total changes | 24.3 | 27.1 | 1.3 | 9.4 |
| | 24.3 | 307.6 | 3.6 | 22.8 |
| Short-term share | – | 14.2 | 0.2 | 0.2 |
| Value at 31 December 2000 | 24.3 | 293.4 | 3.4 | 22.6 |

Of deferred tax benefits, € 267 million relates to paid goodwill included in the purchase price of acquired subsidiaries, insofar as the goodwill can be written down in the country of operation according to local tax regulations. Deferred tax benefits of approximately € 102 million (1999: € 119 million) which can be achieved only in the long term, are valued at nil. Further, the compensable losses of some subsidiaries of approximately € 56 million (1999: € 11.0 million) are not included. The short-term share of financial fixed assets is included under current assets.

| 17. Receivables | 2000 | 1999 |
|---|---|---|
| Trade accounts | **1,031.2** | 878.2 |
| Receivables on divestments | **84.7** | – |
| Other receivables | **178.5** | 192.8 |
| Prepayments and accrued income | **14.7** | 14.4 |
| | **1,309.1** | 1,085.4 |

Terms on these receivables are shorter than one year.

Trade accounts are stated after deduction of provisions for doubtful debtors of € 61.6 million (1999: € 43.9 million). Receivables on divestments relate to the sale of cleaning activities. Receipt of this receivable will take place at the beginning of 2001.

| 18. Cash | 2000 | 1999 |
|---|---|---|
| Time deposits | **5.6** | 25.0 |
| Cash on hand and in banks | **48.0** | 156.9 |
| | **53.6** | 181.9 |

Time deposits have an average term of one month.

| 19. Short-term debt | 2000 | 1999 |
|---|---|---|
| Short-term interest-bearing debt: | | |
| Bank overdraft | 163.7 | 31.7 |
| Loans | 12.5 | – |
| | 176.2 | 31.7 |
| Short-term non-interest-bearing debt: | | |
| Trade accounts payable | 49.1 | 62.8 |
| Corporation tax | 10.8 | 67.0 |
| Other taxes and social security premiums | 264.0 | 288.1 |
| Pension contributions | 17.6 | 14.2 |
| Dividend | 66.4 | 88.4 |
| Wages, salaries and deferred personnel costs | 265.6 | 250.4 |
| Other debt | 118.0 | 166.8 |
| Accruals and deferred income | 10.2 | 7.3 |
| | 801.7 | 945.0 |
| Total short-term debt | 977.9 | 976.7 |

Negative pledge states have been issued for the purposes of bank overdraft facilities and 'pari passu' clauses apply. The majority of short-term interest-bearing debt consists of bank overdrafts in euros. Only a limited part (€ 34 million) are denominated in US dollars. The loan is a one-month credit from the unconsolidated participation newmonday.com.

| 20. Long-term debt | 2000 | 1999 |
|---|---|---|
| Drawings on the multicurrency syndicated credit facility | 400.0 | 310.0 |
| Other long-term debt | 15.6 | – |
| | 415.6 | 310.0 |

Randstad Holding nv has signed a € 400 million facility with a remaining term of three years at a fixed interest margin above EURIBOR. The interest rate depends on the tenor of the drawings. The average interest rate at year-end is 5.4% for a two-month term. There is no repayment schedule. The average interest at year-end of Other long-term debt is 5.6% for an average period of four years. The long-term interest bearing debt is denominated exclusively in euros. At year-end, the Group had no outstanding interest rate or currency swaps on its net debt position.

| 21. Provisions | 2000 | 1999 |
|---|---|---|
| Pension provisions | 0.5 | 0.9 |
| Deferred tax liabilities | 179.0 | 39.2 |
| Reorganization costs | 22.5 | – |
| Other provisions | 62.9 | 85.2 |
| | 264.9 | 125.3 |

Changes in provisions over 2000 are as follows:

| | Pension provisions | Deferred tax liabilities | Reorganization costs | Other provisions |
|---|---|---|---|---|
| Value at 1 January 2000 | 0.9 | 39.2 | – | 85.2 |
| Short-term share | – | 2.8 | – | 43.3 |
| Total | 0.9 | 42.0 | – | 128.5 |
| Changes: | | | | |
| Acquisitions | – | – | – | 0.7 |
| Increase | – | 147.5 | 30.6 | 14.2 |
| Withdrawals | (0.4) | – | (4.0) | (50.1) |
| Currency differences | – | – | – | 2.1 |
| Total changes | (0.4) | 147.5 | 26.6 | (33.1) |
| | 0.5 | 189.5 | 26.6 | 95.4 |
| Short-term share | – | 10.5 | 4.1 | 32.5 |
| Value at 31 December 2000 | 0.5 | 179.0 | 22.5 | 62.9 |

The deferred tax liabilities provision is calculated over the difference between the commercial and fiscal value of assets and liabilities; in addition, included here are liabilities ensuing from incorporation in the Netherlands of fiscal losses incurred in North America and Germany. Other provisions include approximately € 2 million (1999: € 23 million) in buy-out obligations to former owners of acquired group subsidiaries. The remaining other provisions consist primarily of provisions for possible third-party risk.
An important share of provisions are long-term.

22. Shareholders' equity

Notes on shareholders' equity are included in Notes on the Company Balance Sheet and Statement of Income (page 72).

| 23. Operational capital employed | 2000 | 1999 |
|---|---|---|
| Working capital | **384.8** | 290.6 |
| Receivables from divestments | **(84.7)** | – |
| Cash | **(53.6)** | (181.9) |
| Dividend | **66.4** | 88.4 |
| Short-term interest-bearing debt | **176.2** | 31.7 |
| Operational working capital | **489.1** | 228.8 |
| Tangible fixed assets | **253.4** | 197.8 |
| Operational capital employed | **742.5** | 426.6 |

| 24. Net debt and interest-bearing debt | 2000 | 1999 |
|---|---|---|
| Short-term interest-bearing debt | **176.2** | 31.7 |
| Long-term interest-bearing debt | **415.6** | 310.0 |
| Total interest-bearing debt | **591.8** | 341.7 |
| Cash | **(53.6)** | (181.9) |
| Net debt | **538.2** | 159.8 |

| 25. Guarantees | 2000 | 1999 |
|---|---|---|
| Guarantees to third parties | **2.1** | 1.9 |

| 26. Liabilities not included in the balance sheet | 2000 | 1999 |
|---|---|---|
| Rent and leases, per year | **98.6** | 76.0 |
| Investment liabilities | **31.3** | 43.0 |

Rent and leases are almost exclusively rental contracts for branches and lease contracts for IT equipment and automobiles with a remaining term averaging three years.

Investment liabilities are obligations entered into relating to the building under construction in Diemen, the Netherlands.

# information by segment (in millions of €)



| Revenues | 2000 | 1999 |
|---|---|---|
| Randstad Europe | 3,216.7 | 2,913.3 |
| Randstad North America | 1,590.0 | 1,346.6 |
| Tempo-Team/Otter Westelaken Group | 627.8 | 648.8 |
| Yacht | 282.4 | 286.4 |
| Capac/Hedson | 193.3 | 154.6 |
| Cleaning | 165.4 | 142.0 |
| Security | 115.3 | 93.6 |
| Corporate/eliminations | (22.8) | (19.9) |
| | 6,168.1 | 5,565.4 |

| Depreciation | 2000 | 1999 |
|---|---|---|
| Randstad Europe | 24.2 | 22.2 |
| Randstad North America | 11.1 | 8.7 |
| Tempo-Team/Otter Westelaken Group | 4.5 | 4.6 |
| Yacht | 3.0 | 2.7 |
| Capac/Hedson | 2.0 | 0.4 |
| Cleaning | 1.9 | 1.7 |
| Security | 0.7 | 0.7 |
| Corporate | 6.5 | 4.7 |
| | 53.9 | 45.7 |

| Gross profit | 2000 | 1999 |
|---|---|---|
| Randstad Europe | 753.6 | 656.3 |
| Randstad North America | 383.1 | 324.5 |
| Tempo-Team/Otter Westelaken Group | 176.0 | 161.5 |
| Yacht | 82.6 | 95.8 |
| Capac/Hedson | 36.8 | 27.2 |
| Cleaning | 31.1 | 28.3 |
| Security | 23.8 | 19.8 |
| Corporate/eliminations | (4.2) | (4.7) |
| | 1,482.8 | 1,308.7 |

| Assets* | 2000 | 1999 |
|---|---|---|
| Randstad Europe | 794.4 | 714.6 |
| Randstad North America | 336.7 | 300.6 |
| Tempo-Team/Otter Westelaken Group | 147.9 | 131.1 |
| Yacht | 133.5 | 100.0 |
| Capac/Hedson | 54.2 | 36.5 |
| Cleaning** | – | 39.1 |
| Security | 33.0 | 25.7 |
| Corporate/eliminations | 153.1 | 133.1 |
| | 1,652.8 | 1,480.7 |

| Operating result | 2000 | 1999 |
|---|---|---|
| Randstad Europe | 147.8 | 149.9 |
| Randstad North America | 49.0 | 85.2 |
| Tempo-Team/Otter Westelaken Group | 61.3 | 48.0 |
| Yacht | (10.7) | 18.0 |
| Capac/Hedson | 1.4 | 8.6 |
| Cleaning | 7.3 | 4.8 |
| Security | 6.7 | 4.3 |
| Corporate/eliminations | (12.2) | (14.5) |
| | 250.6 | 304.3 |

| Unconsolidated participations by segment | 2000 | 1999 |
|---|---|---|
| Yacht | 9.7 | – |
| Corporate | 14.6 | – |
| | 24.3 | – |

* Assets and obligations do not include deferred tax benefits/liabilities.

** Assets and liabilities of the cleaning activities are not consolidated due to divestment at 31 December 2000.



| Obligations* | 2000 | 1999 |
|---|---|---|
| Randstad Europe | **1,378.5** | 1,123.0 |
| Randstad North America | **626.8** | 571.5 |
| Tempo-Team/Otter Westelaken Group | **129.3** | 111.9 |
| Yacht | **78.1** | 85.5 |
| Capac/Hedson | **48.7** | 34.1 |
| Cleaning** | – | 32.3 |
| Security | **29.4** | 21.2 |
| Corporate/eliminations | **(811.4)** | (606.7) |
| | **1,479.4** | 1,372.8 |

| Tangible fixed assets | 2000 | 1999 |
|---|---|---|
| Randstad Europe | **74.1** | 60.7 |
| Randstad North America | **42.4** | 23.4 |
| Tempo-Team/Otter Westelaken Group | **8.8** | 10.8 |
| Yacht | **6.7** | 6.3 |
| Capac/Hedson | **13.2** | 2.1 |
| Cleaning** | – | 3.7 |
| Security | **1.8** | 1.0 |
| Corporate | **106.4** | 89.8 |
| | **253.4** | 197.8 |

| Operational working capital | 2000 | 1999 |
|---|---|---|
| Randstad Europe | **79.4** | 7.1 |
| Randstad North America | **248.8** | 199.3 |
| Tempo-Team/Otter Westelaken Group | **(6.5)** | (6.2) |
| Yacht | **36.7** | 10.6 |
| Capac/Hedson | **(0.9)** | (7.6) |
| Cleaning** | – | (7.1) |
| Security | **(5.2)** | 2.1 |
| Corporate/eliminations | **136.8** | 30.6 |
| | **489.1** | 228.8 |

| Employees | Staffing | | Corporate | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Randstad Europe | **128,700** | 122,900 | **8,250** | 6,640 |
| Randstad North America | **57,100** | 60,000 | **3,370** | 2,730 |
| Tempo-Team/ Otter Westelaken Group | **31,000** | 33,400 | **1,980** | 1,840 |
| Yacht | **4,500** | 4,700 | **730** | 680 |
| Capac/Hedson | **9,300** | 7,900 | **400** | 290 |
| Cleaning | **10,200** | 8,900 | **340** | 320 |
| Security | **3,700** | 3,200 | **190** | 170 |
| Corporate | – | – | **310** | 230 |
| | **244,500** | 241,000 | **15,570** | 12,900 |

| Investments in tangible fixed assets | 2000 | 1999 |
|---|---|---|
| Randstad Europe | **44.0** | 21.2 |
| Randstad North America | **22.4** | 6.2 |
| Tempo-Team/Otter Westelaken Group | **2.5** | 5.8 |
| Yacht | **4.4** | 4.0 |
| Capac/Hedson | **13.4** | 1.9 |
| Cleaning | **1.6** | 1.8 |
| Security | **1.5** | 0.7 |
| Corporate/eliminations | **27.7** | 21.4 |
| | **117.5** | 63.0 |

| Revenues | 2000 | 1999 |
|---|---|---|
| Netherlands | 2,697.3 | 2,723.5 |
| Germany | 615.2 | 544.9 |
| Belgium *** | 580.2 | 547.7 |
| France | 335.9 | 239.4 |
| Spain | 197.3 | 62.2 |
| Other European countries | 152.2 | 101.1 |
| North America | 1,590.0 | 1,346.6 |
| | 6,168.1 | 5,565.4 |

| Investments in tangible fixed assets | 2000 | 1999 |
|---|---|---|
| Netherlands | 54.7 | 43.0 |
| Germany | 14.6 | 3.9 |
| Belgium *** | 6.7 | 5.6 |
| France | 1.8 | 0.7 |
| Spain | 8.8 | 0.9 |
| Other European countries | 8.5 | 2.7 |
| North America | 22.4 | 6.2 |
| | 117.5 | 63.0 |

| Gross profit | 2000 | 1999 |
|---|---|---|
| Netherlands | 731.6 | 679.4 |
| Germany | 155.0 | 142.6 |
| Belgium *** | 101.8 | 93.3 |
| France | 47.7 | 32.8 |
| Spain | 33.8 | 11.5 |
| Other European countries | 29.8 | 24.6 |
| North America | 383.1 | 324.5 |
| | 1,482.8 | 1,308.7 |

| Employees | Staffing | | Corporate | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Netherlands | 117,500 | 125,500 | 7,290 | 6,720 |
| Germany | 21,000 | 19,000 | 1,820 | 1,520 |
| Belgium *** | 20,500 | 19,500 | 1,130 | 970 |
| France | 12,000 | 9,000 | 570 | 420 |
| Spain | 12,000 | 4,500 | 960 | 300 |
| Other European countries | 4,400 | 3,500 | 430 | 240 |
| North America | 57,100 | 60,000 | 3,370 | 2,730 |
| | 244,500 | 241,000 | 15,570 | 12,900 |

| Assets* | 2000 | 1999 |
|---|---|---|
| Netherlands** | 674.2 | 634.9 |
| Germany | 117.3 | 111.7 |
| Belgium*** | 134.7 | 129.7 |
| France | 117.0 | 117.0 |
| Spain | 101.6 | 31.1 |
| Other European countries | 46.3 | 32.9 |
| North America | 336.7 | 300.6 |
| Corporate/eliminations | 125.0 | 122.8 |
| | 1,652.8 | 1,480.7 |

* Assets and obligations do not include deferred tax benefits/liabilities.

** Assets and liabilities of the cleaning activities are not consolidated due to divestment at 31 December 2000.

*** Belgium including Luxembourg.

# company statement of income, 2000

| in millions of € | 2000 | 1999 |
|---|---|---|
| Income from participations after tax | **173.0** | 198.6 |
| Other income after tax | **34.2** | 8.4 |
| **Net income** | **207.2** | 207.0 |

# company balance sheet at 31 december 2000



| after profit appropriation, in millions of € | | 2000 | | 1999 | |
|---|---|---|---|---|---|
| **Financial fixed assets** | 27 | | **182.8** | | 265.1 |
| Receivables | 28 | **182.0** | | 108.4 | |
| Cash | 29 | **18.9** | | 58.3 | |
| Current assets | | **200.9** | | 166.7 | |
| Short-term debt | 30 | **82.3** | | 100.8 | |
| **Working capital** | | | **118.6** | | 65.9 |
| **Capital employed** | | | **301.4** | | 331.0 |
| Issued capital | | **12.8** | | 12.8 | |
| Share premium | | **549.3** | | 549.3 | |
| General reserve | | **(260.7)** | | (231.1) | |
| **Shareholders' equity** | 31 | | **301.4** | | 331.0 |
| | | | **301.4** | | 331.0 |

# notes on the company balance sheet and statement of income

(in millions of €, unless otherwise indicated)

General

The financial statements of Randstad Holding nv are included in the consolidated financial statements. Subsidiaries are shown at net asset value. The purchase price for acquisitions in excess of the net asset value is charged as goodwill directly to shareholders' equity.

Other assets and liabilities are stated according to principles stated in the notes on the consolidated financial statements. This further applies to determining net income. This means shareholders' equity and net income are the same as those reported in the consolidated financial statements and reference is made to the relevant notes. With respect to the company statement of income of Randstad Holding nv, the company avails itself of the exemption provided for in Section 402 of Part 9, Book 2 of the Netherlands Civil Code.

| 27. Financial fixed assets | 2000 | 1999 |
|---|---|---|
| Participations in: | | |
| Group subsidiaries | **(382.2)** | (246.8) |
| Unconsolidated participations | **14.6** | – |
| | **(367.6)** | (246.8) |
| Receivables from subsidiaries | **550.4** | 511.9 |
| | **182.8** | 265.1 |

Changes in financial fixed assets in 2000 are as follows:

| | Participa-tions | Receivables |
|---|---|---|
| Value at 1 January 2000 | (246.8) | 511.9 |
| Capital payments | 135.7 | – |
| Income, 2000 | 173.0 | – |
| Dividend payments | (249.1) | – |
| Sale participations | (3.9) | – |
| Goodwill | (181.0) | – |
| Loans granted to subsidiaries | – | 103.3 |
| Repayments | – | (67.6) |
| Other changes | 4.5 | 2.8 |
| Value at 31 December 2000 | (367.6) | 550.4 |

An overview of subsidiaries and share in issued capital is included on page 76.

| 28. Receivables | 2000 | 1999 |
|---|---|---|
| Receivables from subsidiaries | **151.6** | 72.5 |
| Other receivables | **30.4** | 35.9 |
| | **182.0** | 108.4 |

29. Cash

Cash consists exclusively of bank balances.

| 30. Short-term debt | 2000 | 1999 |
|---|---|---|
| Bank overdraft | **7.0** | 8.2 |
| Trade accounts payable | **1.0** | 0.6 |
| Debt to subsidiaries | **2.0** | 0.4 |
| Taxes and social security charges | **0.7** | 0.6 |
| Pensions | **0.3** | 0.3 |
| Dividend | **66.4** | 88.4 |
| Other debt | **4.9** | 2.3 |
| | **82.3** | 100.8 |

31. Shareholders' equity

Authorized capital is NLG 100 million (€ 45.4 million) and consists of 200,000,000 ordinary shares with a par value of NLG 0.20 (€ 0.09), 50,000 type-A preferred shares with a par value of NLG 1,000 (€ 453.78), and 50,000,000 type-B preferred shares with a par value of NLG 0.20 (€ 0.09).

Issued share capital consists of 115,619,048 ordinary shares and 25,200,000 type-B preferred shares. A cumulative preferred dividend of NLG 0.75 (€ 0.34) is paid out on issued type-B preferred shares annually.

Changes in shareholders' equity are as follows:

| 31. Shareholders' equity | Issued capital | | Share premium | General reserve |
|---|---|---|---|---|
| | Ordinary | Preference | | |
| Value at 1 January 2000 | 10.5 | 2.3 | 549.3 | (231.1) |
| Goodwill participations | – | – | – | (181.0) |
| Currency differences | – | – | – | 10.6 |
| Retained earnings over 2000 according to proposed profit appropriation | – | – | – | 140.8 |
| Value at 31 December 2000 | 10.5 | 2.3 | 549.3 | (260.7) |

Of the share premium, € 163.5 million is deposited premium on the preferred shares. If preferred shares are withdrawn, the deposited sum (including share premium) will be repaid. The dividend on preferred shares will be reviewed seven years after deposit only. The first review will take place in November 2005.

| 32. Guarantees | 2000 | 1999 |
|---|---|---|
| Guarantees on behalf of subsidiaries | **16.7** | 5.0 |

The Group bears joint and several liability for bank overdraft facilities of € 598.0 million (1999: € 386.5 million).

Diemen, 19 February 2001

The Executive Committee
Hans Zwarts

The Supervisory Board
J.F.M. Peters, chairman
F.J.D. Goldschmeding, vice-chairman
J.P. Guépin
J.C.M. Hovers
K. Vuursteen
R. Zwartendijk

# Provisions of the Articles of Association concerning profit appropriation

The following is a summary of the most important stipulations of article 28 of the Articles of Association concerning profit appropriation.

**Subsection 1.** The Statutory Director determines the profit amounts to be reserved with the approval of the Supervisory Board. Wherever possible, the remaining profit will then be divided as follows:

**a.** A dividend is paid to holders of type-A preferred shares over the call amounts on shares, the percentage being equal to the average of the continuation rate of interest increased by one-and-a-half percent point during the financial year for which dividend is paid. If in any year it is impossible to pay, or to pay in full, profit on preferred shares, the dividend in arrears on shares will be paid in the following years before any other dividend payments are made.

**b.1** Next, a dividend is paid to holders of type-B preferred shares per series that is equal to the basic percentage - as mentioned in paragraph 2 - of the total of the nominal amount and the share premium deposited with the first issue of the shares of that series, the basic percentage having been raised on issue by an increment of no more than one hundred and thirty-five basic points, to be established by the Statutory Director and with the approval of the Supervisory Board.

**b.2** The basic percentage stated in paragraph b.1 above is the arithmetic mean of the effective yield on government loans for the account of the Dutch government with a (remaining) duration of six to seven years; taking effect for the first time on the date on which type-B preferred shares (of a series) have been put out on interest, and subsequently every seven years in succession, the basic percentage of type-B preferred shares (of the series concerned) will be adapted to the then valid effective yield of the government loans stated in the above-mentioned provisions.

**b.3** If and insofar as the profit is not sufficient to make the payments on type-B preferred shares in full, the deficit will be paid from the freely payable reserves, with the exception of the share premium reserves as stated in Article 4, subsection 4, paragraph b. If and insofar as the payment cannot be effectuated from the aforementioned reserves, a payment will first be made - from the profit made in the subsequent years upon addition to the reserves and subtraction of the amount due to holders of type-A preferred shares in compliance with the above - to the holders of type-B preferred shares to the effect that the deficit is compensated in full before the above provisions can be applied.

**b.6** If in the course of any financial year type-B preferred shares have been issued, the dividend on the shares in question over that financial year will be reduced proportionally up to the first day of issue.

**Subsection 2.** The then remaining sum will be available to the General Meeting, with the restriction that no more payments will be made on preferred shares, or that no reservations will be made for this purpose.

**Subsection 4.** Subject to approval by the Supervisory Board, the Statutory Director may decide to pay an interim dividend for the account of the dividend envisaged over the financial year concerned. A decision to pay an interim dividend may be restricted to a payment of interim dividend exclusively to shareholders of a certain type of share without any prejudice to the rights of shareholders of any other types of shares.

**Subsection 5.** Subject to approval by the Supervisory Board, the General Meeting may decide to effect dividend payment not, or not entirely, in cash, but wholly in the form of company shares.

Proposed profit appropriation

Pursuant to Article 28 of the Articles of Association, it is proposed to pay a dividend of € 57.8 million on the ordinary shares and € 8.6 million on the type-B preferred shares, out of net income for 2000 amounting to € 207.2 million and to add € 140.8 million to the general reserve. In anticipation of the adoption of this proposal by the General Meeting of Shareholders, this appropriation of the result has already been incorporated in the financial statements.

### Introduction

We have audited the 2000 financial statements of Randstad Holding nv, Amsterdam. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

### Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2000 and of the result for the year then ended in accordance with generally accepted accounting principles in the Netherlands and comply with financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, 19 February 2001

PricewaterhouseCoopers N.V.

# group subsidiaries

(situation on 31 December 2000)


randstad

YACHT


CAPAC INHOUSE SERVICES


hedson

tempo-team


uitzendbureau
otter-westelaken


LAVOLD


randon

newmonday.com
make your career move

## Randstad Europe

| | |
|---|---|
| Randstad Europe bv | Amsterdam |
| Randstad Nederland bv | Amsterdam |
| Randstad Uitzendbureau bv | Amsterdam |
| Randstad Projecten bv | Amsterdam |
| Randstad Contracting bv | Amsterdam |
| Randstad Technoflex bv | Amsterdam |
| Randstad Belgium nv | Brussels |
| Randstad Interim sa | Luxembourg |
| Randstad Vikar I ApS | Copenhagen |
| Randstad Vikar II ApS | Copenhagen |
| Randstad Deutschland GmbH & Co KG | Cologne |
| Randstad Intérim sa | Paris |
| LTI Bourgogne S.A. | Châlon sur Saône |
| Randstad Schweiz AG | Zurich |
| Randstad Empleo, Empresa de Trabajo Temporal S.A. | Madrid |
| Umano Empresa de Trabajo Temporal S.A. | Madrid |
| Randstad Empresa de Trabalho Temporario Unipessoal LdA | Lisbon |
| Randstad Employment Bureau Ltd | Newbury |
| Randstad Italia SPA | Milan |

## Randstad North America

| | |
|---|---|
| Randstad North America LP | Atlanta |
| Randstad Staffing Services Inc. | Atlanta |
| Randstad Intérim Inc. | Montreal |

## Yacht

| | |
|---|---|
| Yacht Europe bv | Amsterdam |
| Yacht Group Nederland bv | Amsterdam |
| Yacht ICT bv | Amsterdam |
| Yacht Technology bv | Amsterdam |
| Yacht Finance bv | Amsterdam |
| Yacht Management bv | Amsterdam |
| Yacht UK Ltd | Altrincham |
| Yacht Deutschland GmbH | Eschborn/TS |
| Polydesign België nv | Brussels |
| Interdesign sa | Brussels |
| Randstad Project Services nv | Brussels |

## Capac/Hedson

| | |
|---|---|
| Capac-Hedson Europe bv | Amsterdam |
| Capac Beheer bv | Amsterdam |
| Capac Inhouse Services bv | Amsterdam |
| Capac Projecten bv | Amsterdam |
| Capac France sa | Paris |
| Capac Inhouse Services ETT sa | Madrid |
| Capac Inhouse Services Ltd | Newbury |
| Hedson Beheer bv | Amsterdam |
| Hedson bv | Amsterdam |
| Hedson UK Ltd | Newbury |

## Tempo-Team/Otter-Westelaken Group

| | |
|---|---|
| Tempo-Team Group bv | Amsterdam |
| Tempo-Team Uitzendbureau bv | Amsterdam |
| Tempo-Team Projecten bv | Amsterdam |
| Tempo-Team Werknet bv | Amsterdam |
| Otter-Westelaken Groep bv | Veghel |
| Uitzendbureau Otter-Westelaken bv | Veghel |
| Maxon Project Support bv | Veghel |

## Cleaning

| | |
|---|---|
| Lavold bv | 's-Gravenhage |
| Lavold Schoonmaak bv | Amsterdam |
| Lavold-IDG bv | Amsterdam |
| Lavold Schoonmaak nv | Brussels |
| IDG-Hardware Services nv | Brussels |
| Lavold GmbH | Eschborn/TS |

## Security

| | |
|---|---|
| Randon Beveiliging Beheer bv | Amsterdam |
| Randon Beveiliging bv | Amsterdam |
| Randon Meldkamer bv | Amsterdam |
| Randon Services bv | Amsterdam |

## Other Subsidiaries

| | |
|---|---|
| Randstad Holding Nederland bv | Amsterdam |
| Randstad Groep Nederland bv | Amsterdam |
| E-bridge bv | Amsterdam |
| Randstad Automation Center bv | Amsterdam |
| Randon Beheer bv | Amsterdam |
| Randon Bergwijkpark bv | Amsterdam |
| Diemermere bv | Amsterdam |
| Randstad North American Partner Inc. | Atlanta |

## Participations (unconsolidated)

| | |
|---|---|
| newmonday.com NV (50%) | Amsterdam |

Unless otherwise indicated, Randstad Holding nv has a 100% share in issued capital of these companies. There is also a small number of subsidiaries both in the Netherlands and elsewhere whose significance is negligible.

| amounts in milions of €, unless otherwise indicated | 2000 | 1999 | 1998 |
|---|---|---|---|
| Revenues | **6,168.1** | 5,565.4 | 4,223.8 |
| as % of previous year | **108.3** | 131.8 | 131.6 |
| Gross profit | **1,482.8** | 1,308.7 | 948.9 |
| EBITDA | **304.5** | 350.0 | 264.7 |
| Operating result | **250.6** | 304.3 | 232.6 |
| as % of previous year | **82.4** | 130.8 | 128.9 |
| Income from ordinary operations after tax | **151.8** | 207.0 | 152.2 |
| as % of previous year | **73.3** | 136.0 | 130.1 |
| Net income | **207.2** | 207.0 | 152.2 |
| as % of previous year | **100.1** | 136.0 | 130.1 |
| Depreciation | **53.9** | 45.7 | 32.1 |
| Investments in tangible fixed assets | **105.0** | 58.2 | 57.7 |
| Shareholders' equity | **301.4** | 331.0 | 367.9 |
| Net debt | **538.2** | 159.8 | 48.4 |
| Capital employed | **981.9** | 766.3 | 606.1 |
| Interest cover (EBITDA/financial income and expenses) | **14.9** | 33.0 | – |
| Average number of staffing employees | **244,500** | 241,000 | 204,200 |
| Corporate staff year-end | **15,570** | 12,900 | 9,800 |
| Number of branches year-end | **2,042** | 1,755 | 1,616 |
| Market capitalization | **1,809.4** | 5,526.6 | 5,298.8 |
| Price/earnings ratio | **13** | 28 | 33 |
| Outstanding ordinary shares (average, in millions) | **115.6** | 115.6 | 108.9 |
| Closing price (per share in €) | **15.65** | 47.80 | 45.83 |
| **Ratios as % of revenues** | | | |
| Gross margin | **24.0** | 23.5 | 22.5 |
| EBITDA | **4.9** | 6.3 | 6.3 |
| Operating result | **4.1** | 5.5 | 5.5 |
| Income from ordinary operations after tax | **2.5** | 3.7 | 3.6 |
| Net income | **3.4** | 3.7 | 3.6 |
| **Per ordinary share in €** | | | |
| Income from ordinary operations after tax | **1.24** | 1.72 | 1.39 |
| Net income | **1.72** | 1.72 | 1.39 |
| Dividend | **0.50** | 0.69 | 0.54 |
| Pay-out (in %) | **40** | 40 | 41 |

* EBITDA: income before financial income and expenses, taxes and depreciation of tangible fixed assets

** interest cover: EBITDA on financial income and expenses

*** average in millions, adjusted for splits

| 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|---|
| 3,209.5 | 2,701.4 | 2,133.9 | 1,705.6 | 1,364.2 | 1,366.6 | 1,182.8 |
| 118.8 | 126.6 | 125.1 | 125.0 | 99.8 | 115.5 | 102.5 |
| 707.6 | 574.4 | 451.9 | 354.5 | 283.2 | 275.9 | 246.6 |
| 209.8 | 162.2 | 130.9 | 97.3 | 68.8 | 78.1 | 78.5 |
| 180.5 | 143.1 | 113.3 | 80.2 | 50.6 | 60.9 | 63.0 |
| 126.1 | 126.2 | 141.4 | 158.5 | 83.1 | 96.7 | 98.9 |
| 117.0 | 94.1 | 74.1 | 51.0 | 32.8 | 41.5 | 44.7 |
| 124.3 | 127.0 | 145.2 | 155.5 | 79.0 | 92.9 | 106.0 |
| 117.0 | 94.1 | 74.1 | 51.0 | 32.8 | 41.5 | 44.7 |
| 124.3 | 127.0 | 145.2 | 155.5 | 79.0 | 92.9 | 106.0 |
| 29.3 | 19.1 | 17.6 | 17.1 | 18.2 | 17.2 | 15.5 |
| 42.4 | 45.7 | 30.7 | 13.3 | 11.3 | 12.0 | 13.3 |
| 306.4 | 242.7 | 184.1 | 142.3 | 122.0 | 121.4 | 151.0 |
| (153.1) | (120.9) | (87.3) | (73.6) | (53.4) | (61.0) | (146.2) |
| 333.3 | 265.8 | 205.6 | 165.0 | 147.3 | 141.3 | 169.7 |
| – | – | – | – | – | – | – |
| 165,300 | 141,700 | 113,900 | 88,800 | 72,200 | 73,400 | 69,700 |
| 7,700 | 6,300 | 5,100 | 4,200 | 3,800 | 3,600 | 3,300 |
| 1,108 | 962 | 895 | 778 | 735 | 741 | 517 |
| 4,092.1 | 2,708.6 | 1,363.0 | 843.5 | 505.4 | 434.2 | 429.8 |
| 35 | 29 | 18 | 17 | 16 | 11 | 10 |
| 108.0 | 108.0 | 108.0 | 108.0 | 108.0 | 108.0 | 108.0 |
| 37.89 | 25.08 | 12.62 | 7.81 | 4.68 | 4.02 | 3.98 |
| 22.0 | 21.3 | 21.2 | 20.8 | 20.8 | 20.2 | 20.8 |
| 6.5 | 6.0 | 6.1 | 5.7 | 5.0 | 5.7 | 6.6 |
| 5.6 | 5.3 | 5.3 | 4.7 | 3.7 | 4.5 | 5.3 |
| 3.6 | 3.5 | 3.5 | 3.0 | 2.4 | 3.0 | 3.8 |
| 3.6 | 3.5 | 3.5 | 3.0 | 2.4 | 3.0 | 3.8 |
| 1.08 | 0.87 | 0.69 | 0.47 | 0.30 | 0.38 | 0.41 |
| 1.08 | 0.87 | 0.69 | 0.47 | 0.30 | 0.38 | 0.41 |
| 0.44 | 0.35 | 0.28 | 0.19 | 0.17 | 0.17 | 0.17 |
| 40 | 40 | 40 | 40 | 55 | 43 | 40 |



**Netherlands**
Randstad 377
BouwFlex 15
Tempo-Team 245
Otter-Westelaken 11
Maxon Project Support 1
Yacht 27
newmonday.com
Capac Inhouse Services 7
Hedson
Lavold 22
Randon 13

**United Kingdom**
Randstad 35
Yacht 2
Capac Inhouse Services
Hedson
newmonday.com

**Denmark**
Randstad 6

**Germany**
Randstad 293
Yacht 2
Lavold 7

## Europe



**Belgium**
Randstad 127
Yacht 8
Randstad Inhouse Services
newmonday.com
Lavold 4

**Luxembourg**
Randstad 2

**France**
Randstad 106
Capac Inhouse Services
newmonday.com

**Spain**
Randstad 52
Umano 100

**Switzerland**
Randstad 18

**Portugal**
Randstad 1

**Italy**
Randstad 44

**United States**
Randstad 507

**Canada**
Randstad 10


North America

| | Branches | Staffing (average) | Corporate (year-end) |
|---|---|---|---|
| Netherlands | 718 | 117,500 | 7,290 |
| Germany | 302 | 20,800 | 1,820 |
| Belgium* | 141 | 20,700 | 1,120 |
| France | 106 | 11,900 | 570 |
| Spain* | 153 | 11,800 | 970 |
| United Kingdom | 37 | 2,100 | 160 |
| Italy | 44 | 800 | 160 |
| Switzerland | 18 | 1,300 | 70 |
| Denmark | 6 | 500 | 40 |
| United States | 507 | 56,900 | 3,320 |
| Canada | 10 | 200 | 50 |
| Total | 2,042 | 244,500 | 15,570 |

* Belgium including Luxembourg; Spain including Portugal


Randstad Holding
www.randstadholding.com
Shared Service Centers
Europe
North America
newmonday.com
(50%)
Netherlands
www.newmonday.com
United Kingdom
www.newmonday.co.uk
Belgium
www.newmonday.com
France
www.newmonday.fr
Yacht
Netherlands
www.yachtgroup.com
Germany
www.yachtgroup.com
Belgium
www.yachtgroup.com
United Kingdom
www.yachtgroup.com
Randstad
www.randstad.com
Europe
Netherlands*
www.randstad.nl
Belgium
www.randstad.be
Germany
www.randstad.de
France
www.randstad.fr
United Kingdom
www.uk.randstad.com
Switzerland
www.randstad.ch
Denmark
www.randstad.dk
Spain
www.es.randstad.com
Luxembourg
www.randstad.lu
Italy
www.it.randstad.com
Portugal
www.pt.randstad.com
North America
North America
www.us.randstad.com
Canada
www.us.randstad.com
Tempo-Team/
Otter-Westelaken
Netherlands
www.tempo-team.nl
Netherlands
www.otterwestelaken.nl
Capac/Hedson
Netherlands
www.capac.nl
Belgium
Spain
France
United Kingdom
Netherlands
www.hedson.com
United Kingdom
www.hedson.co.uk
Randon/Lavold
Netherlands
www.randon.nl
Netherlands
www.lavold.nl
Belgium
www.lavold.be
Germany
professionals
staffing
mass-customized
staffing
large-scale
staffing
*including BouwFlex, P/flex

## Executive Committee

H. Zwarts, President and Chief Executive Officer
C.T.M.J. Farla, Chief Executive Officer Randstad Europe
D. van Gelder, Chief Executive Officer Capac/Hedson also responsible for Tempo-Team, Lavold and Randon
E.A. de Groot, Executive Vice President Finance & Administration and IT (until 1 January 2001)
F.C.A. van Haasteren, Executive Vice President Human Resources and General Affairs Randstad Holding nv, also responsible for Otter-Westelaken Groep
B.J. Noteboom, Chief Executive Officer Yacht, also responsible for newmonday.com and Hedson (as of 1 January 2001)
E. Vonk, Chief Executive Officer Randstad North America (until 1 March 2001)

## Managing directors Holding

M.C. van den Biggelaar, managing director planning, strategy & finance
J.B. Bultsma, managing director corporate IT (as of 1 January 2001)
J.M. van de Luijtgaarden, managing director corporate accounting & tax affairs
M.P. den Ottolander, managing director corporate communications
M.M. Putz, managing director management development

## Managing directors divisions and operating companies

Randstad Europe Division
A.B. Baay, managing director finance & administration
J.W. van den Broek, managing director marketing (until 1 February 2001)
C.T.J.M. Farla, ad interim responsible for France, Spain and Portugal
L.J.M.V. Lindelauf, managing director operations, responsible for the Netherlands, United Kingdom and Denmark
J.H.H.R.F.J. Sevenstern, managing director IT
J. Vermeulen, managing director operations, responsible for Germany, Switzerland and Italy
S.H. Witteveen, managing director operations, responsible for Belgium and Luxembourg

Randstad North America Division
L.L. Clark, managing director and chief information officer
D.W. Evans, managing director marketing and communications
L. Galipeau, managing director operations, responsible for Canada
A.J. Gershlak, managing director operations, responsible for the northeast division of the United States
P. McDonough, managing director operations, responsible for the central and west division of the United States
V.H. Means, managing director human resources
L. Profumo, managing director and chief financial officer, and responsible for the Shared Service Center North-America
J.H. Reese, managing director operations, responsible for the southeast division of the United States (as of 1 March 2001 chief operational officer)
J.P. Schaudies Jr, managing director general affairs and general counsel

Yacht Division
P. Adida, managing director operations, responsible for Southern Europe
P.P.M. van de Kerkhof, managing director operations, responsible for Northern Europe
H. Franken, managing director human resources
H.J.M. Smits, managing director finance & administration

Capac/Hedson Division
H. van Slooten, managing director finance & administration

Tempo-Team
P.J. Hulsbos, managing director

Otter-Westelaken Group
J.R.J. den Otter, managing director

Lavold
S.J. Koning, managing director

Randon Beveiliging
S.J. Koning, managing director

Shared Service Center Europe
J.F.A. Broeks, managing director
W.F.J.M. Kitslaar, managing director

newmonday.com (50% joint-venture with VNU)
J.W. van den Broek, chief executive officer
E.A. van 't Hooft, chief financial officer
J. Muchez, chief technology officer
H.F.Ph. Portier, acting managing director human resources



'As operations manager for Planet Internet, I had to build a local network in Germany - from scratch. In the new economy, you can't take your time launching or expanding a company.



I needed a lot of know-how for a brief period of time, and I needed it quick. Tried Yacht and the people there helped me get this show on the road with people who wouldn't otherwise have been interested. That was very important for us because building an organization in another country from a start-up situation takes time. In the next five years, good technical people will be a rare commodity in a know-how economy dominated by IT. The fact they're hot means these key players will be free to organize their time as they want it. I'm of two minds about this. Hiring people on a temporary or project basis means they feel less loyalty to the company. But they also bring on board more know-how because they've worked in lots of different environments. In the end, it's all about quality.'

Michiel Fokke,
Operations Manager, Planet Internet in Germany


Flexible
the consultant

## 'The consultant's role is changing. That's plain from my own job: I'm an in-house consultant at Ericsson. I browse websites, advertisements in newspapers and the windows of staffing agencies for suitable personnel.



It's not always easy. Ericsson wants a single contact person handling their recruitment and selection of flexworkers. They want someone who knows the organization and is objective, because as an in-house consultant, you're actually working with the competition as well. In fact, it's a logical evolution: in the future, the in-house consultant will increasingly be a partner in human resources policy.

In my job, I want to be proactive. I want to understand both the needs of my clients and the wishes of my flexworkers. Contact with different people makes my work fascinating, everyone from Ericsson managers and co-workers at Randstad to consultants at other staffing agencies and candidates from all kinds of backgrounds. Everyone has a story to tell. I want to handle those contacts more professionally so I'm just about to finish a post-graduate course in personnel management.

I've had to study in the evenings but luckily I still have enough time for my family and for my favorite author - Patricia Cornwell. That's part of my life too.'

Valérie Rosière,
Randstad in-house consultant at Ericsson in Belgium

# Flexible

## the flexworker





'If one of the three boys has a birthday, I'm there for him. That's what I call quality time. Although I work two jobs, I have more time than friends who work 9 to 5.

My work schedule is flexible, both at Randstad and at Northwest Airlines where I'm a flight attendant. I fly about eight days a month, usually from Thursday through Saturday morning. I also do flexwork for Randstad's payroll department for three days a week.

When Randstad offers me another job, I first check to find out whether it will fit in with flying. I do this with both jobs, but flying comes first. After my family, it's what I love most.'

David Commons (40),
flight attendant in the US



Randstad Holding nv

Address
Diemermere 25
1112 TC Diemen
The Netherlands

Mailing address
PO Box 12600
1100 AP Amsterdam-Zuidoost
The Netherlands

E-mail
corporate_communications@randstad.nl
investor_relations@randstad.nl

Internet address
www.randstadholding.com

Phone 31-20-569 59 11
Fax 31-20-569 55 20